Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

ALLFLEX USA, INC.

and

DIGITAL ANGEL CORPORATION

dated as of

May 6, 2011

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Section 10.9.	Waiver of Trial by Jury.	56
Section 10.10.	Time of Essence	56
Section 10.11.	Extension; Waiver	56
Section 10.12.	Assignment	56
Section 10.13.	Specific Performance	57

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of May 6, 2011, is by and between Allflex USA, Inc., a Delaware corporation (“Purchaser”), and Digital Angel Corporation, a Delaware corporation (“Seller”). Certain capitalized terms used in this Agreement have the meanings assigned to them in Article IX.

WHEREAS, Seller is the holder of all the capital stock of Destron Fearing Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Company and its Subsidiaries are engaged in the business of developing, manufacturing, distributing and selling RFID and visual identification tags, readers and related software for animals, including cattle, livestock, swine, horses, sheep, goats, deer, llamas, companion animals and fish (the “Business”);

WHEREAS, Seller wishes to sell, and Purchaser wishes to acquire, all of the outstanding capital stock of the Company, which consists exclusively of the Shares, upon the terms and subject to the conditions set forth herein;

WHEREAS, Seller does not intend to transfer to Purchaser, and Purchaser does not intend to be the transferee of or otherwise assume, any liabilities or assets related to the Seller’s Emergency Locator Business conducted by Seller’s Subsidiary Signature Industries Limited; and

WHEREAS, the Board of Directors of Seller has approved and adopted, and recommends that the stockholders of Seller approve and adopt this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
PURCHASE AND SALE OF SHARES

Section 1.1. Sale and Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser all of the issued and outstanding Shares, free and clear of all Encumbrances, and Purchaser shall, or shall cause its designated Subsidiary to, purchase, acquire and accept the Shares from Seller.

Section 1.2. Consideration; Purchase Price.

(a) As consideration for the Shares and the covenants and undertakings contained herein, Purchaser shall pay to Seller, in the manner described herein, an amount equal to: (i) $25,000,000 less the Assumed Debt; as adjusted in accordance with Section 2.2 (the “Purchase Price”).

(b) At least five Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser Seller’s good faith estimate, together with reasonable supporting detail, of the Assumed Debt (the “Estimated Assumed Debt”).

ARTICLE II.
THE CLOSING

Section 2.1. The Closing.

(a) The closing of the sale and transfer of the Shares by Seller to Purchaser (the “Closing”) shall take place at the offices of Winthrop & Weinstine, P.A. at 10:00 am (Minneapolis time), not later than four Business Days following the satisfaction or waiver of all conditions set forth in Article VI (other than those conditions that are to be satisfied at Closing, but subject to the waiver or fulfillment of those conditions), unless another date or place is agreed in writing by each of the parties hereto.

(b) At the Closing, Purchaser shall:

(i) deliver an amount in immediately available funds equal to $25,000,000 less the Estimated Assumed Debt, less the sum of (A) the Escrow Amount, (B) the Adjustment Escrow Amount and (C) the Payoff Amount, by wire transfer of immediately available U.S. funds to an account(s) specified in writing by Seller at least four Business Days prior to the Closing Date;

(ii) deposit a cash amount equal to $2,500,000 (the “Escrow Amount”) in an escrow account (the “Escrow Account”), to be retained and distributed by Wells Fargo Bank, National Association (or such other Person as is mutually agreed by Seller and Purchaser), as escrow agent (the “Escrow Agent”), pursuant to the terms of this Agreement and an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”);

(iii) deposit a cash amount equal to $1,200,000 (the “Adjustment Escrow Amount”) in an escrow account (the “Adjustment Escrow Account”), to be retained and distributed by the Escrow Agent, pursuant to the terms of this Agreement and the Escrow Agreement;

(iv) deliver an amount equal to each of the payoff amounts indicated on the payoff letters delivered by Seller in accordance with Section 5.6 by wire transfer of immediately available funds (or as otherwise specified in such payoff letters) to the creditors identified in such payoff letters, the aggregate of such amounts not to exceed the Payoff Amount;

(v) deliver to Seller the certificate specified in Section 6.3(c);

(vi) deliver to Seller a copy of the Escrow Agreement duly executed by Purchaser; and

(vii) deliver to Seller a copy of the Transition Services Agreement duly executed by the Company.

(c) At the Closing, Seller shall:

(i) deliver to Purchaser, or its Affiliate designated in writing by Purchaser, one or more certificates representing all the Shares, each such certificate to be duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power duly and validly executed by Seller and otherwise sufficient to vest in Purchaser or its designated Affiliate legal and beneficial ownership of such Shares, free and clear of all Encumbrances;

(ii) deliver to Purchaser duly executed resignations and releases from the directors of the Company and its Subsidiaries, the Seller, and the following officers of the Company: Joseph J. Grillo and Patricia M. Petersen, each effective as of the Closing;

(iii) deliver to Purchaser the certificate specified in Section 6.2(c);

(iv) deliver to Purchaser a copy of the Escrow Agreement duly executed by Seller;

(v) deliver to Purchaser a copy of the Transition Services Agreement duly executed by Purchaser; and

(vi) deliver to Purchaser the executed payoff letters, UCC-3 termination statements, and other documents referred to in Section 5.6.

Section 2.2. Post-Closing Adjustment.

(a) Within 60 calendar days following Closing, Purchaser will deliver to Seller a consolidated balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”), and a certificate (the “Closing Certificate”), together with reasonable supporting detail, setting forth Purchaser’s calculation of the Assumed Debt and the Closing Date Net Working Capital. Purchaser will provide Seller and its accountants reasonable access to the books and records and personnel of the Business during the period of the preparation of the Closing Date Balance Sheet, Closing Certificate and the Closing Date Net Working Capital and the resolution of any disputes that may arise under this Section 2.2.  The calculation of Closing Date Net Working Capital shall be prepared in accordance with (i) GAAP, consistently applied, and using the same GAAP accounting, principles, practices and policies that were used to prepare the Carve-Out Statements, and (ii) the illustrative calculation of the Closing Date Net Working Capital, which is attached hereto as Exhibit B.

(b) Seller shall have 120 calendar days following receipt of the Closing Certificate to deliver to Purchaser a written notice (a “Notice of Dispute”) that Seller disputes Purchaser’s calculation of any of the amounts or any portion of the amounts set forth therein, which Notice of Dispute shall set forth in reasonable detail the basis for each element of such dispute. If Seller does not deliver a Notice of Dispute on or before the expiration of such 120-day period (or if Seller notifies Purchaser in writing that there is no such dispute), the calculation of the Assumed Debt and the Closing Date Net Working Capital set forth in the Closing Certificate shall be deemed to be final, binding and conclusive as to the parties. In the event that Seller delivers a Notice of Dispute with respect to only certain of the amounts or certain portions of the amounts set forth in the Closing Certificate but not others, then any undisputed amount or portion thereof shall be deemed to be final, binding and conclusive as to the parties. In the event Seller delivers a Notice of Dispute to Purchaser, Seller and Purchaser shall cooperate in good faith to resolve any such dispute as promptly as possible.

(c) In the event that Purchaser and Seller are unable to resolve all such disputes on or before the 30th calendar day following the delivery of the Notice of Dispute, then Purchaser and Seller shall retain a partner at the accounting firm of Grant Thornton LLP to resolve such dispute, or if no partner at Grant Thornton LLP is willing and able to take on such assignment, a mutually acceptable third party firm, the retention of which will not give rise to present or potential future auditor independence problems for any party or any of their respective Affiliates as determined in each party’s reasonable discretion (Grant Thornton LLP or such firm being referred to as the “Accounting Arbitrator”). The Accounting Arbitrator may only resolve disagreements as to matters covered by the Notice of Dispute. All matters not covered by the Notice of Dispute shall be deemed to be final, binding and conclusive. The determination by the Accounting Arbitrator shall be final, binding and conclusive on Seller and Purchaser. Purchaser and Seller each shall promptly provide their assertions regarding the Assumed Debt and the Closing Date Net Working Capital, as applicable, in writing to the Accounting Arbitrator and to each other. The Accounting Arbitrator shall consider only those items and amounts which are identified in the Notice of Dispute as being items which Seller and Purchaser are unable to resolve. The Accounting Arbitrator’s determination will be based solely on the calculation of the Assumed Debt and the Closing Date Net Working Capital.  Further, the Accounting Arbitrator’s determination shall be based solely on the presentations by Purchaser and Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The fees, costs and expenses of the Accounting Arbitrator shall be borne one half by Purchaser and one half by Seller; provided, however, if the Accounting Arbitrator determines that one party’s position is completely correct, then such party shall pay none of the fees, costs and expenses of the Accounting Arbitrator and the other party shall pay all such fees, costs and expenses. The Accounting Arbitrator shall be instructed to render its determination as soon as reasonably possible (which the parties agree should not be later than 60 calendar days following the day on which the disagreement is referred to the Accounting Arbitrator). The Accounting Arbitrator shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to third parties. The parties agree that judgment may be entered upon the determination of the Accounting Arbitrator in any court having jurisdiction over the party against which such determination is to be enforced.

(d) Within five (5) Business Days after the Assumed Debt and the Closing Date Net Working Capital shall have become final, binding and conclusive in all respects, in accordance with this Section 2.2, then (i) if the Closing Date Net Working Capital is less than $1,000,000, Seller and Purchaser shall jointly instruct the Escrow Agent to release the difference to the Purchaser from the Adjustment Escrow Account, and if the difference is greater than the balance in the Adjustment Escrow Account, the Seller shall pay any such shortfall to the Purchaser; (ii) if the Closing Date Net Working Capital is greater than $4,000,000, the Purchaser shall pay the difference to the Seller, (iii) if the Assumed Debt is greater than the Estimated Assumed Debt, the Seller and Purchaser shall jointly instruct the Escrow Agent to release the difference to the Purchaser from the Adjustment Escrow Account, and if the difference is greater than the remaining balance in the Adjustment Escrow Account, the Seller shall pay any such shortfall to the Purchaser, and (iv) after taking into account any payments under Subsections 2.2(d)(i) or 2.2(d)(iii), the Seller and Purchaser shall jointly instruct the Escrow Agent to release the balance, if any, of the Adjustment Escrow Account to the Seller.

(e) All payments under Section 2.2(d) shall be made by wire transfer of immediately available funds to an account specified in writing by the receiving party, and such wire transfer shall include, in addition to the amount specified in Section 2.2(d), an amount equal to interest accrued on such amount at the annual Prime Rate as announced by Wells Fargo Bank, National Association on the Closing Date (compounded quarterly) for the period from the Closing Date through the date of payment.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding numbered Schedules of the Disclosure Schedule (provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed reasonably relates, to the extent such relationship is readily apparent on the face of the disclosure contained in the Disclosure Schedule), Seller represents and warrants to Purchaser as follows:

Section 3.1. Organization. Each of Seller and the Company (a) is a corporation duly organized, validly existing and in good standing under the laws of Delaware; (b) has all requisite corporate power and authority to carry on its business and the Business as they are now being conducted and to own, lease and operate the properties and assets that such Person now owns or that are used in the Business; and (c) is duly qualified or licensed to do business in, and is in good standing (or the equivalent) under the laws of, every jurisdiction in which such qualification is required, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore delivered to Purchaser complete and correct copies of the certificate of incorporation and by-laws of the Company as presently in effect.  Schedule 3.1 contains a list that, to the Knowledge of Seller, sets forth each jurisdiction in which the Company is qualified or licensed to do business.

Section 3.2. Authorization.

(a) Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to receipt of Stockholder Approval, to consummate the Closing. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Closing have been duly authorized by the Board of Directors of Seller, and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the Closing, subject in the case of the consummation by Seller of the Closing to obtaining the Stockholder Approval.

(b) Seller’s Board of Directors has (i) approved and adopted this Agreement and approved the transactions contemplated hereby, (ii) determined that the transactions contemplated hereby are advisable, fair to, and in the best interests of Seller and its stockholders, and (iii) resolved to submit this Agreement to the stockholders of Seller for approval, file the Proxy Statement with the SEC and recommend that the stockholders of Seller approve and adopt this Agreement.

(c) The affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of common stock of Seller at the Stockholders Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement and the transactions contemplated hereby (the “Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of Seller or any of its Subsidiaries that is necessary to approve this Agreement, approve the transactions contemplated hereby, and perform and consummate the transactions contemplated by this Agreement.

Section 3.3. Execution; Validity of Agreement. This Agreement has been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof by Purchaser, is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Law, now or hereafter in effect, relating to or limiting creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.4. Consents and Approvals; No Violations. Except for: (i) the filing by Seller with, and the receipt of the approval (or the SEC does not comment on within the required timeframe) of, the SEC of a proxy statement relating to the Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (ii) the receipt of Stockholder Approval, (iii) other filings required under, and other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, and (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws the execution and delivery of this Agreement by Seller or the performance of any of Seller’s obligations hereunder will not require any filing with or notice by Seller or the Company to, or the issuance or provision to Seller or the Company of, any permit, authorization, consent or approval of, any Governmental Entity.  None of the execution, delivery or performance of this Agreement by Seller or, except as set forth on Schedule 3.4, the consummation by Seller of the Closing will (a) conflict with, violate or result in any breach of any provision of the certificate of incorporation or by-laws of Seller or any organizational document of the Company or any of its Subsidiaries, (b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or adverse modification of any terms or rights under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation (“Contract”) to which Seller, the Business, or the Company is a party or by which any of them or any of their respective properties, assets or rights may be bound, (c) violate any statute, law, constitutional provision, code, regulation, ordinance, rule, ruling, judgment, decision, order, writ, injunction, decree, issued guidance or other requirement of any Government Entity (“Law”) applicable to Seller, the Company, the Company’s Subsidiaries or any of their respective properties or assets, (d) cause the Company or any Subsidiary of the Company to become subject to or liable for any Tax (other than as set forth in Section 5.8(g)), or (e) result in any Encumbrance on any of the properties or assets of the Company or any of the Material Company Subsidiaries.

Section 3.5. Ownership of Shares. Seller is the sole record, legal and beneficial owner of the Shares, free and clear of all Encumbrances, except for any Encumbrances created by this Agreement.  Upon the Closing, Purchaser will acquire full legal and beneficial ownership of the Shares free of any Encumbrance.

Section 3.6. Capitalization. The authorized capital stock of the Company consists of 1,000 shares of common stock.  As of the date hereof, the issued and outstanding capital stock of the Company consists exclusively of 1,000 shares of common stock, par value $.01 per share, all of which are owned by Seller (the “Shares”). All of the Shares have been duly authorized and validly issued, and are fully paid and non-assessable. None of the Shares were issued in violation of any preemptive or similar right of any Person or in violation of any Contract.  There are no outstanding or authorized options, warrants, rights or agreements to which either Seller or the Company is a party or by which either of them may be bound obligating either of them (a) to issue, deliver or sell, or refrain from issuing, delivering or selling, any shares of capital stock of the Company, or to grant, extend or enter into any such option, right or agreement, (b) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any shares of capital stock of the Company, or to grant, extend or enter into any such option, right or agreement or (c) to vote, or to refrain from voting, any shares of capital stock of the Company.

Section 3.7. Subsidiaries.

(a) Each of the Subsidiaries of the Company, and each such Subsidiaries that own more than nominal assets and liabilities related to the Business (the “Material Company Subsidiaries”), are listed on Schedule 3.7(a).  Schedule 3.7(a) identifies the Subsidiaries of the Company that are Material Company Subsidiaries. Except for the Material Company Subsidiaries, the Company’s Subsidiaries own only nominal assets and liabilities, none of which are material to the Business. Other than as set forth in the previous sentence, the Company does not own, directly or indirectly, any capital stock or other ownership interests, or have any obligations to acquire any capital stock or other ownership interests or make any investment, in any corporation, partnership, joint venture or other Person.

(b) Each of the Material Company Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; (b) has all requisite corporate power and authority to carry on the Business as now being conducted and to own, lease and operate the properties and assets that it now owns or that are used in the Business; and (c) is duly qualified or licensed to do business in, and is in good standing (or the equivalent) under the laws of, every jurisdiction in which such qualification is required, except where the failure to be so qualified or licensed would, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore delivered to Purchaser complete and correct copies of the organizational documents of each Material Company Subsidiary as presently in effect.  Schedule 3.7(b) indicates each jurisdiction in which each Material Company Subsidiary is qualified or licensed to do business and which entity owns the equity of each Material Company Subsidiary.

(c) Other than as set forth in Schedule 3.7(c), with respect to each of the Material Company Subsidiaries:

(i) all of the authorized and outstanding equity interests in the Subsidiary is owned of record and beneficially by the Company or another of its Material Company Subsidiaries, free of any Encumbrance (other than Permitted Encumbrances);

(ii) all of the outstanding equity interests in the Material Company Subsidiary were validly issued in exchange for consideration required for valid issuance, if any, all of which such consideration has been fully paid;

(iii) none of the equity interests in the Material Company Subsidiary was issued in violation of a preemptive or similar right of any Person or in violation of any Contract; and

(iv) there are no outstanding or authorized options, warrants, rights or agreements to which the Material Company Subsidiary is a party or by which it may be bound obligating it (a) to issue, deliver or sell, or refrain from issuing, delivering or selling, any equity interests of the Material Company Subsidiary, or to grant, extend or enter into any such option, right or agreement, (b) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any equity interests of the Material Company Subsidiary, or to grant, extend or enter into any such option, right or agreement or (c) to vote, or to refrain from voting, any equity interests of the Material Company Subsidiary.

Section 3.8. Financial Statements.

(a) The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis and fairly present the financial position and the results of operations and cash flows of the Seller and the Business, as applicable, as of the dates and for the periods referred to therein.

(b) The Company does not have any liabilities or obligations of any nature, whether accrued, absolute, fixed, known or unknown, contingent, or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than (a) liabilities that are set forth in the Carve-Out Statements, (b) liabilities (including Taxes) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) liabilities under contractual obligations to be performed after the date hereof under Contracts entered into the ordinary course of business, and (d) as of the date hereof, the Excluded Liabilities.  Schedule 3.8(b) sets forth all Indebtedness of the Company and its Subsidiaries related to the Business, including the names of the parties to which such Indebtedness is owed and the principal amount outstanding as of the date hereof.

(c) The books and records of each of the Company and the Material Company Subsidiaries are correct and complete in all material respects.  The books and records of each of the Company and the Material Company Subsidiaries have been maintained in accordance with sound business practices, including the maintenance of a system of internal controls adequate for the size, operations and business of each of the Company and the Material Company Subsidiaries to ensure that (i) all transactions related to each of the Company and the Material Company Subsidiaries are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP applied on a consistent basis and to maintain proper accountability for assets, (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (iv) access to the properties and assets of each of the Company and the Material Company Subsidiaries is permitted only in accordance with management’s general or specific authorizations.  Seller has provided Purchaser with correct and complete copies of or access to the books and records of each of the Company and the Material Company Subsidiaries.

Section 3.9. Absence of Certain Changes. Except as set forth on Schedule 3.9, since the Balance Sheet Date, there has not been any change, effect, event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.9, since the Balance Sheet Date, the Company has not taken action that, if taken after the date hereof, would require Purchaser’s consent under Section 5.1.

Section 3.10. Property and Assets.

(a) Other than as set forth in Schedule 3.10(a), the Company has, or on the Closing Date will have, good title to, or a valid lease, license or right to use, all assets, properties and rights used in the conduct of the Business and sufficient to conduct the Business as it was conducted during the periods covered by the Financial Statements and is currently conducted, free of any Encumbrances other than Permitted Encumbrances.

(b) Except as set forth in Schedule 3.10(b), those real and other tangible properties purported to be owned by the Company are held free and clear of all Encumbrances other than (i) Encumbrances for Taxes not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, warehousemen, workers’, repairers’, landlords’ and similar liens arising or incurred in the ordinary course of business consistent with past practice, (iii) zoning, entitlement, building and other land use regulations that are not violated by current occupancy or use, (iv) customary covenants, conditions, restrictions, easements and similar restrictions of record affecting title that do not impair current occupancy or use, (v) Encumbrances for Taxes that the Company is contesting in good faith, and (vi) purchase money liens and liens securing rental payments under capital lease arrangements; provided, however, the underlying obligation is paid in the ordinary course of business consistent with past practice when due; (clauses (i) through (vi) being “Permitted Encumbrances”).

(c) Schedule 3.10(c) sets forth a complete list of all real property that is owned (the “Owned Real Property”) or leased (the “Leased Real Property”) by the Company or any of its Subsidiaries as identified on the Schedule.

(d) Each parcel of Owned Real Property is owned by the party identified on Schedule 3.10(c) and such owner has good and marketable indefeasible fee simple title to such parcel, free and clear of all Encumbrances except Permitted Encumbrances.  The facilities located on each parcel of Owned Real Property do not encroach any adjacent real property or any easement, right of way or other Encumbrance that burdens any portion of such Owned Real Property.  No structure or other improvement on any land adjacent to any parcel of Owned Real Property encroaches onto any portion of such Owned Real Property.  There is no outstanding Contract to purchase, or option or right of first refusal to purchase, any parcel of Owned Real Property.

(e) With respect to Leased Real Property, Seller has delivered to Purchaser a correct and complete copy of every lease and sublease (including all amendments, extensions, renewals, guaranties and other agreements with respect to them) pursuant to which the Company or any of its Subsidiaries is a party or by which it is bound (each, a “Real Property Lease”).  As to each Real Property Lease: (i) the Company or Company Subsidiary designated as lessee has peaceful and undisturbed possession of the related Leased Real Property and there is no material claim or material Proceeding pending with respect to the Real Property Lease, (ii) the Real Property Lease is legal, valid, binding, enforceable and in full force and effect as to all parties to it, and contains the entire agreement of the parties with respect to its subject matter, and (iii) neither the Company nor any of its Subsidiaries is in material breach of the Real Property Lease, and to the Knowledge of Seller, no other party is in material breach of the Real Property Lease.

Section 3.11. Leases, Contracts and Commitments.

(a) Schedule 3.11(a) sets forth a complete list as of the date hereof of executory Contracts to which the Company or any of the Material Company Subsidiaries is a party (or by which the Business or any of the assets, properties or rights of the Company, or the Business is bound) and that (i) provides for or is reasonably likely to result in future payments by the Company or the Business, or to the Company or the Business, of more than $100,000 per annum (excluding purchase orders for inventory entered into or incurred in the ordinary course of business consistent with past practice); (ii) was entered into by the Company or the Business with Seller, any Affiliate of Seller (other than the Company) or with any officer or director of Seller or any Affiliate of Seller (including the Company); (iii) is a partnership, limited liability company, joint venture or similar agreement, or pursuant to which the Company or the Business has an obligation to make an investment in or loan to any Person; (iv) under which the Company or the Business has created incurred, assumed, guaranteed or secured Indebtedness; (v) contains outstanding obligations relating to the settlement of any Proceeding; (vi) relates to the acquisition or disposition of any business, operations or division (whether by merger, sale of stock, sale of assets or otherwise) to the extent any unresolved claims or actual or contingent obligations of any party thereunder remain; (vii) restricts the Company or the Business (including any Contract that would restrict Purchaser or any of its Subsidiaries at any time from and after the Closing) from engaging in any business activity anywhere in the world; (viii) is a written employment, consulting or collective bargaining agreement; or (ix) assuming the Company were a reporting company under the Exchange Act, would need to be filed as an exhibit pursuant to Item 601 of Regulation S-K (any such Contract, whether or not listed in Schedule 3.11(a), a “Material Contract”).

(b) There is not and, to the Knowledge of Seller, there has not been claimed or alleged by any Person, with respect to any Material Contract, any existing breach or event that, with notice or lapse of time or both, would constitute a breach or event of default thereunder on the part of the Company or the Business. Each of the Material Contracts is in full force and effect and is valid and binding on the Company, and, to the Knowledge of Seller, each other party thereto.

Section 3.12. SEC Documents.  Since December 31, 2008, Seller has filed all reports, registrations, and statements it was required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to Seller’s Annual Reports on Form 10-K, Forms 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements (collectively, the “Seller SEC Documents”). Seller has provided or made available, via EDGAR, to Purchaser copies of the Seller SEC Documents, each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates or if so amended or superseded, then on the date of such subsequent filing, each of the Seller SEC Documents, including the financial statements, exhibits and schedules thereto, filed or circulated prior to the date hereof complied (and each of the Seller SEC Documents filed prior to the Closing will comply) as to form with applicable securities Laws and did not (or in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact regarding the Company or omit to state a material fact regarding the Company required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.13. Ethical Practices. Except as permitted under applicable Law, no current or former director, officer, manager, agent or employee of the Company or any Subsidiary of the Company has offered or given anything of value to any official or employee of a Governmental Entity, any political party or official thereof, or any candidate for political office (i) with the intent of inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person in contravention of any Law applicable to the Company, (ii) constituting a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for or with any Governmental Entity, or (iii) otherwise in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar Law of a non-U.S. jurisdiction in which the Business is conducted.

Section 3.14. Insurance. Seller has provided Purchaser with true and accurate copies of all insurance policies in effect as of the date hereof that provide coverage with respect to the Business or any properties or assets used in the Business. No written notice of default, cancellation or termination has been received with respect to any such insurance policy, and to the Knowledge of Seller, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any such insurance policy. There are no historical gaps in coverage with respect to any such policy, and no such limitations of liability have been exhausted under any such policy.

Section 3.15. Litigation; Other Proceedings. Except as set forth in Schedule 3.15, there is no Proceeding pending (or, to the Knowledge of Seller, threatened) (a) by, against or relating to the Company, the Business or any properties, assets or rights of the Company or the Business or (b) as of the date hereof, relating to this Agreement or any Related Document or any of the transactions contemplated hereby or thereby. The Company is not subject to any outstanding order, writ, injunction or decree of any Governmental Entity (an “Order”).

Section 3.16. Environmental and Health and Safety Matters.

(a) During the three years preceding the Closing Date, each of the Company and the Material Company Subsidiaries has been and is currently in material compliance with all applicable Environmental Laws.  Any past violations have been resolved without any pending, ongoing or future costs, obligations or liabilities.

(b) During the three years preceding the Closing Date, neither the Company nor any Material Company Subsidiary is conducting or funding any investigation, cleanup, mitigation, restoration or reparation, or remedial or corrective action or has agreed to assume the liability of any other Person (including without limitation agreements to indemnify or hold harmless any such other Person) with respect to any Release of Hazardous Materials, whether voluntarily or as required by Environmental Law.

(c) During the three years preceding the Closing Date, each of the Company and the Material Company Subsidiaries has (i) maintained and has been and is in material compliance with all Permits required for the Business pursuant to Environmental Laws, (ii) has filed all applications and made any required payments for the  renewal of such Permits, in each case, in a timely manner, and (iii) made all other filings and reports required by such Permits with the appropriate Governmental Entity in a timely manner.

(d) There is no Proceeding pending (or, to the Knowledge of Seller, threatened) by, against or relating to the Company or any of the Material Company Subsidiaries either (i) pursuant to Environmental Laws or (ii) arising from the Release or presence of or exposure to Hazardous Substances, whether on or off the property owned or operated by the Company or any of the Material Company Subsidiaries.

(e) There are no conditions or circumstances, including without limitation the Release or presence of or exposure to any Hazardous Substances, reasonably anticipated to result in liabilities or obligations to, or requirements for notification, investigation or remediation by, the Company or any of the Material Company Subsidiaries pursuant to Environmental Laws.

(f) All waste materials generated by the Company or any of the Material Company Subsidiaries have been properly stored, transported, treated and disposed of in accordance with all applicable Environmental Laws.

(g) Seller has provided to Purchaser with true and complete copies of all written environmental, health or safety assessments, audits, investigations, and sampling or similar reports directed to or obtained by the Company or any of the Material Company Subsidiaries since January 1, 2009, including any documents relating to the Release or presence of or exposure to Hazardous Substances.

(h) No Encumbrances pursuant to Environmental Laws have been or are imposed on the Owned Real Property or the Leased Real Property (or any other property operated by the Company or any of the Material Company Subsidiaries), and to the Knowledge of Seller, no such Encumbrances have been threatened.

Section 3.17. Compliance with Laws.

(a) The Company or its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders (“Permits”) of any Governmental Entity that is necessary for it to carry on the Business as it is now being conducted and is in material compliance with the terms and requirements of all such Permits and no suspension or cancellation of any of the foregoing is pending or, to the Knowledge of Seller, threatened.  Schedule 3.17(a) contains a list that, to the Knowledge of Seller, is a true and complete list of all Permits material to the Business, the Company or any of the Material Company Subsidiaries.

(b) Since January 1, 2009, none of the Company or its Subsidiaries (i) has been in material violation of any applicable Law or (ii) has received written notice of any violation or alleged violation of any Law, except violations or alleged violations that have been resolved prior to the date hereof without any continuing obligation or liability of the Company or its Subsidiaries.  To the Knowledge of the Seller, no Law has been enacted but is not yet effective, or has been proposed, that, if and when effective, would require a material modification to the conduct of the Business in the same manner in which it was conducted during the periods covered by the Financial Statements and as conducted since.  Each of the Company and its Subsidiaries has complied at all times since January 1, 2009 with all Laws of the United States and any other country that restrict or prohibit the export, import, re-export, trade or transfer of products of the Business or technical data or other information, including: the U.S. Export Administration Regulations; the Arms Export Control Act; the Export Administration Act of 1979; the International Emergency Economic Powers Act; the International Traffic in Arms Regulations; the Munitions List; the National Defense Authorization Act; the National Emergencies Act; and the Trading with the Enemy Act, each as amended.

Section 3.18. Employee Benefit Employee Plans.

(a) Schedule 3.18(a) contains a true and complete list of all Employee Plans.  The Company has delivered to Purchaser a true and complete copy of (i) each written Employee Plan and all amendments thereto and each agreement creating or modifying any related trust or other funding vehicle, (ii) the three most recent annual reports (including schedules and attachments) with respect to each Employee Plan (if any such report was required by applicable Law); (iii) the most recent summary plan description (or similar document) for each Employee Plan, along with any summary of material modifications; (iv) all determination, opinion and advisory letters received from the IRS with respect to each Employee Plan, if applicable (and a complete set of plan and trust documents (including a complete set of plan and trust documents of any plans merged into such Employee Plan) since January 1, 1989 or, if later, the date of the last determination letter for such Employee Plan); (v)  financial statements and actuarial reports for each Employee Plan for the past three years, if applicable; (vi) any pending determination letter application, or if none, a complete set of the last determination letter application submitted to the Internal Revenue Service with respect to each Employee Plan, along with any subsequent correspondence regarding such determination letter, and (vii) all material correspondence with any Governmental Entity regarding any Employee Plan.

(b) No Employee Plan has been a “multi-employer plan,” as defined in Section 3(37) of ERISA or under the provisions of any other applicable Law nor has any Employee Plan been subject to Section 302 or 303 or Title IV of ERISA or Section 412 or 430 of the Code.  No liability under Title I or IV or Section 302 or 303 of ERISA, the penalty, excise Tax or joint and several liability provisions of the Code or under any Law or regulation relating to the Employee Plans has been incurred by the Company or any ERISA Affiliate.  The PBGC has not instituted proceedings to terminate any Title IV Employee Plan and no condition exists that presents a risk that such proceedings will be instituted.  Neither the Company nor any ERISA Affiliate has ever had any liability or obligation under Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or Section 430 of the Code, including, but not limited to, any contribution obligation to a “multiemployer plan,” as defined in Section 3(37) of ERISA.  No Employee Plan is a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 4001(a)(3) of ERISA).  Except as disclosed in Schedule 3.18(b) neither the Company nor Purchaser (or its Subsidiaries) will on or after Closing have any liability or obligation for any Employee Plan.

(c) None of the Employee Plans provide, and the Company has no liability with respect to, any post-employment life or health insurance or other welfare benefits except as may be required by Section 4980B of the Code or other applicable Law.

(d) Each Employee Plan has been, to the extent applicable, established, registered, qualified, funded, invested, operated and administered in accordance with, and is in good standing under, its terms and applicable Law, including ERISA and the Code.  Seller and Company have not been notified of any, and to the Knowledge of Seller, there are no investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Employee Plans) against or involving any Employee Plan or asserting any rights to or claims for benefits under any Employee Plan. All contributions or premiums required by Law or by the terms of the Employee Plan have been made.  There are no Taxes, penalties or fees owing under any of the Employee Plans and no facts or circumstances exist with respect to any such Employee Plan which would lead to such Taxes, penalties or fees.  All liabilities of the Company (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with GAAP in the Financial Statements and no changes have occurred to any Employee Plan or are reasonably expected to occur which could adversely affect the report related to such Employee Plan, if any, or the Financial Statements.

(e) Each Employee Plan which is intended to meet the requirements of a “qualified plan” under Code Section 401(a) (“Qualified Employee Plan”) either (A) has received a determination letter from the IRS to the effect that such Employee Plan is so qualified and meets the requirements of Code Section 401(a) and its trust is exempt from federal income taxation under Section 501(a) of the Code, or (B) is a prototype plan or volume submitter plan subject to an opinion letter or advisory letter issued by the IRS on which letter the Company is permitted to rely from January 1, 1989, forward.  Each of the Qualified Employee Plans (including but not limited to any plan merged into such Qualified Employee Plan) has been timely amended by the appropriate parties to comply with all applicable legislation and IRS guidance, as required by ERISA, the Code and other applicable law.  Each Qualified Employee Plan that is (a) individually designed or (b) a prototype/volume submitter plan has a favorable determination letter from the IRS which covers all amendments to the Code, as amended by the Tax Reform Act of 1986, and as further amended by subsequent legislation (or has timely submitted an application to the IRS requesting that such a letter be issued).  No favorable determination letter (or if applicable, opinion letter) has been revoked with respect to any Qualified Employee Plan, and revocation has not been threatened, nor has any event or omission occurred that would adversely affect the qualification under Section 401(a) of the Code of each Qualified Employee Plan.  There has been no termination or, except as set forth on Schedule 3.18(e), partial termination, as defined in Section 411(d) of the Code and regulations thereunder, with respect to any Qualified Employee Plan.

(f) Except as listed on Schedule 3.18(f), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise) (i) result in any payment or benefit becoming due or payable or required to be provided, to any director, employee or independent contractor of the Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible under Section 280G or subject to any tax under Section 4999 of the Code.

(g) Except as listed on Schedule 3.18(g), there exists no liability in connection with any Employee Plan that has terminated, and all procedures for termination of each Employee Plan have been properly followed in accordance with the terms of such terminated Employee Plan and applicable Law.

(h) None of the assets of any Employee Plan include any securities issued by the Company or any ERISA Affiliate.  None of the assets of any Employee Plan is or has been invested in any property constituting employer real property within the meaning of Section 407(d) of ERISA.   Except as listed on Schedule 3.18(h), each Employee Plan covers only employees of the Company (or former employees or beneficiaries with respect to service with the Company), so that the transaction contemplated by this Agreement will require no spin-off of assets or other division or transfer of rights with respect to any such plan.

(i) Each Employee Plan that is a “nonqualified deferred compensation plan” (as determined under Section 409A of the Code) is exempt from the substantive provisions of Section 409A of the Code.

(j) Since the date such Employee Plans were supplied to Purchaser, the Company and its ERISA Affiliates have not modified, changed or terminated any Employee Plan, and none of the Company and its ERISA Affiliates have any such commitment, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law.

(k) No Employee Plan documentation or agreement, summary plan description or other written communication distributed generally to employees, in any way restricts, impairs or prohibits (whether legally binding or not) the Company, any ERISA Affiliate or the Purchaser or any successor thereof from amending, merging, terminating or otherwise discontinuing any Employee Plan in accordance with the express terms of any such plan and applicable Law at or after Closing.

(l) The Company has no obligation or liability to, maintain, establish, sponsor, participate in, or contribute to any International Benefit Employee Plan.  “International Benefit Employee Plan” means each Employee Plan that has been adopted or maintained by Seller, Company or any of its ERISA Affiliates, whether informally or formally, or with respect to which Seller, Company and any of its ERISA Affiliates will or may have any liability, for the benefit of employees who perform services outside the United States.

Section 3.19. Tax Matters.

(a) Except as set forth on Schedule 3.19(a), the Company and its Subsidiaries have timely filed with appropriate Governmental Entities all Tax Returns required to be filed by the Company and its Subsidiaries, and such Tax Returns are correct, accurate and complete in all material respects.  No extension of time in which to file any such Tax Returns is currently in effect.

(b) All Taxes of the Company and its Subsidiaries to the extent due and payable have been timely paid except to the extent of amounts that are being contested in good faith.  Any Taxes of the Company and its Subsidiaries that are being contested in good faith are set forth on Schedule 3.19(f) and are adequately reserved for in the Financial Statements and will be adequately reserved for on the Closing Date Balance Sheet.

(c) All consolidated, combined or unitary Tax Returns that include the Company or its Subsidiaries that are required to have been filed, have been timely filed with appropriate Governmental Entities on or prior to the date hereof, and such Tax Returns are correct in all material respects.  No extension of time in which to file any such Tax Returns is currently in effect.  All Taxes due with respect to such consolidated, combined or unitary Tax Returns that include the Company or its Subsidiaries have been paid, except to the extent of amounts that are being contested in good faith are set forth on Schedule 3.19(f), are adequately reserved for in the Financial Statements and will be adequately reserved for in the Closing Date Balance Sheet.

(d) The Company and its Subsidiaries have withheld and paid timely all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Tax Returns required with respect thereto have been properly completed and timely filed.

(e) There are no Encumbrances for Taxes upon any property or assets of the Company and its Subsidiaries, except for Encumbrances for Taxes not yet due and payable and except to the extent of amounts that are being contested in good faith.

(f) Except as set forth in Schedule 3.19(f), no federal, state, local, or foreign audits, examinations, investigations, reassessments, or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as “Audits”) or court proceedings are presently pending or, to the Knowledge of Seller, being initiated or considered with regard to any Taxes or Tax Returns filed by or on behalf of the Company or any of its Subsidiaries, and there are no outstanding issues that have been raised and communicated to Seller or the Company or any of its Subsidiaries by any Governmental Entity for any fiscal period in respect of which a Tax Return of the Company or any of its Subsidiaries has been audited. Since January 1, 2004, no Governmental Entity has challenged or disputed a filing position taken by the Company or its Subsidiaries or a Company Predecessor in any Tax Return.  Neither Seller nor the Company or any of its Subsidiaries is aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of the Company or any of its Subsidiaries, including unreported benefits conferred on any stockholder of the Company. Neither Seller nor the Company nor any of the Company’s Subsidiaries has received any indication from any Governmental Entity that an assessment or reassessment of the Company or any of its Subsidiaries is proposed in respect of any Taxes, regardless of its merits.

(g) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could be held liable.

(h) There is no obligation of the Company or any of its Subsidiaries to contribute to the payment of any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than the Company and its Subsidiaries, including as transferee or successor, by Contract or otherwise.  Schedule 3.19(h) lists all consolidated, combined or unitary groups that the Company in which the Company or any of its Subsidiaries has been a member since January 1, 2004.

(i) No claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(j) Prior to the date hereof, Company has made available to Purchaser complete and accurate copies of all Tax Returns filed prior to the date hereof by Company or any of its Subsidiaries for all Tax periods beginning on or after January 1, 2007.  As of the Closing Date, Company has provided to Purchaser complete and accurate copies of all Tax Returns filed after the date hereof and prior to the Closing Date.

(k) Prior to the date hereof, the Company and its Subsidiaries have made available to Purchaser complete and accurate copies of all Audit reports, statements of deficiency, and similar documents received from any Governmental Entity since January 1, 2004 relating to federal, state, local, or foreign Taxes due from or with respect to the Company or any of its Subsidiaries.

(l) Except for any agreement with Seller or an Affiliate, neither the Company nor any of its Subsidiaries is a party to or bound by any Tax-sharing agreement, Tax indemnity obligation in favor of any Person or similar agreement in favor of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).  The Company has provided a copy of any Tax-sharing or other agreement with respect to Taxes between the Company or any of its Subsidiaries on the one hand, and the Seller or an Affiliate of the Seller on the other hand.

(m) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local, or foreign Tax law).

(n) The Company has not been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).  Except as set forth on Schedule 3.19(n), the Company has not been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Seller).

(o) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Code § 108(i).

(p) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, and has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(q) Neither the Company nor any of its Subsidiaries is or has ever been a party to any “listed transaction” as defined in §6707A(c)(2) and Treas. Reg. §1.6011-4(b)(2).  The Seller and the Company and each of its Subsidiaries have properly disclosed all “reportable transactions” (within the meaning of  Treasury Regulations § 1.6011-4(b)(1), any predecessor regulation, or any similar provision of state or foreign law) with respect to the Company or any of its Subsidiaries on the applicable Tax Return of the reporting entity.

(r) Schedule 3.19(r) lists all entities, the Company’s ownership percentage and the classification of each such entity for federal and state income tax purposes that are owned in whole or in part directly or indirectly by the Company that are treated as:  (i) a corporation (including an association taxable as a corporation); (ii) a partnership; or (iii) a disregarded entity.  If a “check-the-box” election under Treas. Reg. §301.7701-3 has been made with respect to any of the entities listed on Schedule 3.19(r), Schedule 3.19(r) also indicates that a “check-the-box” election has been made with respect to the applicable entity and the date of each check-the-box election.

(s) To the Knowledge of Seller and without regard to any limitation that may be imposed by the Closing, Schedule 3.19(s) accurately sets forth the amount of all loss and Tax credits of the Company and its Subsidiaries eligible to be carried forward as of December 31, 2009 and as estimated as of December 31, 2010 and, to the Knowledge of Seller as set forth on such schedule, lists whether these losses or credits are or will be immediately prior to the Closing Date subject to any limitations under Code  §382 , §383 or any other applicable provision of federal, state, or foreign Tax Law.

Section 3.20. Intellectual Property.

(a) The Intellectual Property held under Licenses, together with the Owned Intellectual Property (collectively, the “Material Intellectual Property”), constitutes all of the material Intellectual Property used or held for use in the conduct and operation of the Business as currently conducted. Immediately following the Closing Date, no Intellectual Property relating to the Business will be owned or licensed by Seller.  The Company or its Subsidiaries are the sole and exclusive owners of all right, title and interest in or have the valid right to use, the Material Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances) and shall have such rights immediately after the Closing Date. Excluding all packaged, commercially available “off-the-shelf” licensed software programs sold to the public, Schedule 3.20(a) contains an accurate and complete list and description of all Material Intellectual Property including, where applicable, the name of the owner or licensee, registration or application numbers and dates of registration or application.  Except as set forth on Schedule 3.20(a), neither the Company nor any Subsidiary of the Company has granted to any third party, by License or otherwise, any right or interest in such Intellectual Property, other than non-exclusive licenses to customers of the Business that are software related, in the ordinary course of business consistent with past practice.

(b) The conduct and operation of the Business as currently conducted, including the use of the Material Intellectual Property therein, does not infringe upon, misappropriate, violate or conflict in any way with any rights (including rights in Intellectual Property) held by any Person. Neither Seller, the Company nor any of their Affiliates have received any written demand, written claim or written notice with respect to the Material Intellectual Property which alleges that the Company or its Subsidiaries infringes upon, misappropriates, violates or conflicts with the Intellectual Property rights of any Person or which challenges the ownership, validity or enforceability of any Material Intellectual Property. There is no pending or, to the Knowledge of Seller, threatened written assertion or written claim that the use or exploitation of any Material Intellectual Property by the Company or its Subsidiaries or the conduct of the Business infringes upon, misappropriates, violates or conflicts with the rights of any Person. None of the Material Intellectual Property is subject to any outstanding Order or agreement adversely affecting the use thereof in the Business or rights thereto of the applicable owner. The Company is not party to any Proceeding which involves a claim of infringement or misappropriation of any Intellectual Property of any third party or of any Material Intellectual Property.

(c) To the Knowledge of Seller, (i) there are no unauthorized uses, disclosures, infringements or misappropriations of any Material Intellectual Property by any third party; (ii) there is not any fact or matter which would or may create any such unauthorized use, disclosure, infringement or misappropriation; (iii) registered Owned Intellectual Property is valid, subsisting, in full force and effect and has not been cancelled, expired or abandoned; (iv) there is no existing or threatened default under or violation of any of the Licenses included in Schedule 3.20(a); and (v) there are no material problems or defects in any software within the Owned Intellectual Property that prevent such software from operating substantially as described in its related documentation or specifications.  Each of Seller, the Company and the Material Company Subsidiaries is taking and has taken reasonable precautions to protect the secrecy, confidentiality and value of any of its Material Intellectual Property that constitutes a Trade Secret or confidential information.

(d) Neither this Agreement nor the transaction contemplated hereunder will result in: (i) the Company, a Material Company Subsidiary or Purchaser granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, the Company or any of its Subsidiaries, or (ii) the Company, a Material Company Subsidiary or Purchaser being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses or of the Business.

(e) The Company and the Material Company Subsidiaries have required each employee and independent contractor of the Business, that has had material involvement in the development of Intellectual Property used in the Business, to execute an agreement relating to the confidentiality of their Business-related work with the Company or the relevant Material Company Subsidiary, and execute written assignments of any Business-related inventions to the Company or the relevant Material Company Subsidiary.

Section 3.21. Labor Matters.

(a) Schedule 3.21(a) contains a correct and complete list of the following information for each employee of the Business employed by the Company or a Subsidiary of the Company as of the date hereof, including each employee on leave of absence or layoff status (with benefit accruals or credits, as of the most recent month-end):  (i) employer; (ii) name; (iii) job title; (iv) vacation accrued; (v) service credited for purposes of vesting and eligibility to participate under any Employee Plan, (vi) the base compensation of each employee whose base compensation for the current fiscal year exceeds $50,000, and (vii) for each employee who has a target or other bonus or commission for the current fiscal year in excess of $20,000, the target or other bonus amount.  The employees listed on Schedule 3.21(a) constitute all the employees sufficient to conduct the Business as it is currently conducted.

(b) Except as set forth on Schedule 3.21(b), the employment of the employees of the Business is “at will” and is terminable on such notice as is required by Law, including common law notice.

(c) There is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against the Company or any of the Material Company Subsidiaries.

(d) Except as set forth on Schedule 3.21(d), (i) no employee of the Business is represented by a labor union or labor organization, and (ii) none of the Company or the Material Company Subsidiaries is a party to or bound by any collective bargaining agreement, labor contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labor organization, labor union, trade union or employee organization and there are no pending, or to the Knowledge of Seller, threatened representation campaigns, elections or proceedings concerning union representation involving any employee of the Business.

(e) There is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of Seller, threatened before the National Labor Relations Board. Each of the Company and the Material Company Subsidiaries is in compliance with all applicable Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, family and medical leave, and employee terminations.

(f) Since January 1, 2009, neither the Company nor any of the Material Company Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Business, and there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Business. Within the last six months, neither the Company nor any of the Material Company Subsidiaries has incurred any liability or obligation which remains unsatisfied under the WARN Act or any other applicable Laws regarding the termination or layoff of employees.

(g) To the Knowledge of Seller, none of the employees of the Company is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any third party.

(h) Schedule 3.21(h) contains a description of the workers’ compensation claims experience of the Business since September 30, 2008, as well as, to the Seller’s Knowledge, any injury to or illness of any employee that could become the subject of a workers’ compensation claim.

Section 3.22. Affiliate Transactions. None of (i) Seller, (ii) any Affiliate of the Seller (other than the Company and its Subsidiaries) or (iii) any director or officer of (x) the Seller or (y) any Affiliate of the Seller (other than the Company and its Subsidiaries) (each of the foregoing, a “Related Party”) has any interest in any Contract with, or relating to, the Business or any of the properties, assets or rights of the Business, except for those listed in Schedule 3.22 and for normal compensation for services as an officer, director or employee of the Business.

Section 3.23. Information Supplied. The Proxy Statement will not, on the date it is first mailed to stockholders of Seller and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, when filed with the SEC, will comply as to form with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.23 will not apply to statements or omissions included in the Proxy Statement based upon information furnished in writing to Seller by Purchaser specifically for use therein.

Section 3.24. Condition of Physical Assets.  Except as set forth in Schedule 3.24, all tangible personal property used in the Business is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it is currently used in the Business. The Owned Real Property and the Leased Real Property is structurally sound and in suitable condition for the conduct of the Business in the same manner as it was conducted during the periods covered by the Financial Statements, as conducted since.  Except for the foregoing warranty, Seller makes no warranties with respect to the tangible personal property of the Company.

Section 3.25. Accounts Receivable.  All accounts receivable of the Business that are reflected on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  Unless paid prior to the Closing, the Accounts Receivable are, or will be as of the Closing, current and collectible, net of the reserves shown on the accounting records of the Company as of the Closing.  Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within one hundred twenty (120) days after the day on which it first becomes due and payable.  To the Knowledge of Seller, there is no contest, claim, or right of set-off, other than returns, customary reconciliation adjustments and customer disputes in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

Section 3.26. Inventory.  All inventory of the Company consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value on the accounting records of the Company as of the Closing.  All inventories of the Company not written off have been priced at the lower of cost or market value on a first in, first out basis.

Section 3.27. Material Customers and Suppliers.  None of the five largest customers (by revenue) of the Business (“Material Customers’), and none of the five largest suppliers (by sales to the Business) of the Business (“Material Suppliers”), in each case in the most recently completed fiscal year, has delivered to Seller, the Company or any of the Material Company Subsidiaries any notice which (a) terminated or materially decreased its relationship with the Business, (b) changed the material terms of its business arrangements with the Business, or (c) indicated its intention to do so.  Schedule 3.27 sets forth a list of the Material Customers and Material Suppliers of the Business for the most recently completed fiscal year (listing, for each such Material Customer and Material Supplier, the total annual sales thereto or therefrom (as applicable) during such time period).  Neither the Company nor any Material Company Subsidiary is engaged in a material dispute with any Major Customer or Major Supplier.

Section 3.28. Product Warranties.  Each product sold, leased or otherwise distributed by the Company and its Subsidiaries in connection with the Business, whether manufactured by them or by another Person (each, a “Company Product”), (i) has been manufactured in compliance with applicable Law and (ii) has conformed to all requirements of quality or condition in the applicable Contract and with any related implied warranty.  Neither the Company nor any Material Company Subsidiary has any liability (and there is no basis for any claim) for replacement or repair of Company Products or other damages in connection with Company Products in excess of the reserve for product warranty or product liability claims shown on the Carve-Out Statements, as such reserve would be adjusted for the passage of time through the Closing Date in an amount consistent with the past warranty claim reserve experience of the Business during the periods covered by the Carve-Out Statements.

Section 3.29. Information Technology.

(a) Other than databases created by employees in the ordinary course of business, as of the Closing Date, there will be no unlicensed software or database is used by the Business or stored on any system or premises used or occupied by any of the Company or Material Company Subsidiaries without the Company or relevant Material Company Subsidiary paying for same or otherwise accessing same lawfully in accordance with the terms under which access is granted.

(b) The Company and Material Company Subsidiaries maintain commercially reasonable disaster recovery plans and security procedures, taking into account the nature of the Business.

(c) There have been no material interruptions, data losses or similar incidents attributable to the Company Systems used by the Business.  The Company Systems have the capacity and performance necessary to meet the requirements of the Business as currently conducted in all material respects, with respect to the usage of the Company Systems.

(d) As used herein, “Company Systems” shall mean the material computer and data processing systems, servers, software, databases, maintenance service agreements, information and communications technologies used in the Business.  Schedule 3.29(d) sets forth a complete and correct list of all Company Systems, including expiration or termination dates, if applicable, and indicating whether such Company Systems are owned or licensed by the Company or a Material Company Subsidiary.

Section 3.30. Brokers or Finders. Other than AgriCapital Corporation, whose fees and expenses will be paid by Seller, no agent, broker, investment banker, financial advisor or other firm is or will be entitled to any brokers’ or finder’s fee or other commission or similar fee in connection with the transactions contemplated by this Agreement except for any agent, broker, investment banker, financial advisor or other firm or Person engaged by Purchaser.

Section 3.31. No Retained Assets.  Effective as of the Closing, Seller shall have, and caused each of its Subsidiaries to, transfer all assets owned by Seller, directly or indirectly, that are used in the operation of the Business to the Company or one of its Subsidiaries.  Immediately after Closing, Seller shall not, directly or indirectly, retain any assets that are used in the operation of the Business.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that:

Section 4.1. Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware, (b) has all requisite corporate or other legal entity power and authority to carry on its business as it now being conducted and to own the properties and assets it now owns and (c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required, except where the failure to be so qualified or licensed would, individually or in the aggregate, have a material adverse effect on the Purchaser.

Section 4.2. Authorization; Validity of Agreement. Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Closing. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Closing have been duly authorized by the Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the Closing. This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Seller, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Law, now or hereafter in effect, relating to or limiting creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3. Consents and Approvals; No Violations. Except for filings required under, and other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws, none of the execution, delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the Closing will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws or similar organizational document of Purchaser, (b) require any filing with or notice to, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or any adverse modification of any terms or rights under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties, assets or rights may be bound or (d) violate any Law applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets.

Section 4.4. Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates relating to Seller, the Company, this Agreement or any Related Document or any of the transactions contemplated hereby or thereby.

Section 4.5. Brokers or Finders. Neither Purchaser nor any of its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

Section 4.6. Financing. Purchaser has sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

Section 4.7. Purchaser Status. Purchaser is either: (i) an “accredited investor” as defined in Rule 501(a) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

Section 4.8. Experience of Such Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of purchasing the Shares, and has so evaluated the merits and risks of such investment.

Section 4.9. Company and Subsidiary Information. Purchaser has had an opportunity to discuss the Company and the Business with directors, officers and management of Seller and the Company. Purchaser has also had the opportunity to ask questions of and receive answers from, Seller and the Company and their management, regarding the terms and conditions of purchasing the Shares pursuant to this Agreement. Purchaser has used such access to its satisfaction in making its investment decision.

Section 4.10. No Other Representations and Warranties. Purchaser acknowledges and agrees that Seller makes no representations or warranties other than as set forth in this Agreement and any certificates or documents delivered pursuant to a requirement hereto or thereto.

ARTICLE V.
COVENANTS OF SELLER AND PURCHASER

Section 5.1. Interim Operations of the Company. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Seller will cause the Company and its Subsidiaries to conduct the Business according to its ordinary course of business consistent with past practice, and Seller will use, and will cause each of the Company and its Subsidiaries to use, its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company or the Business. Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, Schedule 5.1 or (after prior notice to Purchaser) required by Law, during the period from the date of this Agreement to the Closing, Seller will cause each of the Company and its Subsidiaries (excluding Signature Industries Limited and Timely Technology Corporation) not to:

(a) (i) amend its certificate of incorporation or by-laws or (ii) (A) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, (B) declare, set aside or pay any non-cash dividend or any other distribution payable in stock or property (other than cash and cash equivalents) with respect to any shares of any class or series of its capital stock, (C) split, combine or reclassify any shares of any class or series of its stock or (D) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

(b) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate reorganization;

(c) change in any material respect any of the accounting methods used by it unless required by a change in applicable GAAP;

(d) (i) adopt or change any accounting method relating to Taxes, (ii) make, change or revoke any election relating to Taxes, or (iii) enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment, without the express written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

(e) make or become legally committed to any new capital lease or any other new capital expenditure in excess of $100,000 individually or $200,000 in the aggregate;

(f) sell, lease, license, subject to any Encumbrance (other than Permitted Encumbrances) or otherwise dispose of any assets (including Material Intellectual Property) other than (i) the sale of assets having a market value not in excess of $25,000 individually or $50,000 in the aggregate and not otherwise material to the Business, (ii) the sale of inventory or excess or obsolete equipment, or settlement of accounts receivable; (iii) sale of products to customers, in each case in the ordinary course of business consistent with past practice; or (iv) the transfer of Excluded Assets in accordance with Section 5.5;

(g) acquire or offer to acquire any corporation, partnership, limited liability company, other business organization or division thereof or any assets, in each case involving payments or receipt of consideration in excess of $25,000 individually or $50,000 in the aggregate (other than acquisitions from suppliers in the ordinary course of business consistent with past practice);

(h) make any loans or advances to any Person other than loans to employees (who are not officers or directors) in the ordinary course of business consistent with past practice;

(i) settle or compromise any Proceeding if such settlement or compromise (i) involves aggregate payments by (or forgiveness of amounts payable to) the Company after the Closing in excess of $100,000 in respect of any such Proceedings or in excess of $200,000 in respect of all such Proceedings, (ii) involves any relief other than money damages or (iii) relates to this Agreement, any Related Document, or any of the transactions contemplated hereby or thereby;

(j) cancel, compromise, fail to exercise, waive or release any Indebtedness or other right or claim, or series of related rights or claims, that have a value that would reasonably be expected to exceed $100,000 in the aggregate;

(k) create, incur, assume, guarantee or amend the terms of any Indebtedness, except for Indebtedness incurred pursuant to existing credit facilities in the ordinary course of business consistent with past practice;

(l) to the extent that such transaction would be required to be disclosed under Section 3.22 (Affiliate Transactions) if such transaction were entered into immediately prior to the date hereof, enter into any transaction with or for the benefit of any Related Party other than the transactions contemplated by this Agreement;

(m) except in the ordinary course of business consistent with past practice, enter into, assume or amend in any material respect, terminate, or waive or assign any material rights under, any Material Contract or other Contract or commitment that would have been a Material Contract if entered into prior to the date hereof;

(n) fail to maintain insurance on its material assets and properties in such amounts and of such kinds comparable to that in effect since January 1, 2011;

(o) fail to maintain an adequate stock of inventory due to a failure to place purchase orders for inventory or continue its advertising and promotional activities, and pricing and purchasing policies in the aggregate in accordance with the ordinary course of business consistent with past practice;

(p) change in any material respect its policies or practices regarding its accounts receivable or accounts payable;

(q) fail to make any applications for renewal as and when required for any Permits necessary for the conduct of its business or the operation of its facilities or the Business;

(r) (i) make or commit to make any change in the compensation (including bonuses) payable or to become payable to any director, manager, officer or other employee of the Business (other than normal recurring salary and wage increases in the ordinary course of business consistent with past practice or pursuant to plans, programs or agreements existing on the date hereof) or (ii) enter into, or adopt or amend, any bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into, adopt or materially amend any employee benefit plan or employment, consulting or management agreement, other than any such amendment to an employee benefit plan that is made to maintain the qualified status of such plan or its continued compliance with applicable Law;

(s) (i) adopt, amend or terminate any Employee Plan or adopt or enter into any plan or arrangement that would be considered an Employee Plan if it were in existence on the date hereof or increase the benefits provided under any Employee Plan, or promise or commit to undertake any of the foregoing in the future or (ii) enter into, amend or extend any collective bargaining or other labor agreement or agree to the certification of any bargaining unit without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed;

(t) (i) hire any individual as an officer of the Company or a Material Company Subsidiary without Purchaser’s prior written consent (not to be unreasonably withheld or delayed), (ii) hire any other employee of the Business except in the ordinary course of business consistent with past practice; or (iii) terminate any employee of the Business except in the ordinary course of business consistent with past practice, unless such employee’s employment is terminated prior to the Closing Date for cause (as determined by Seller in its reasonable discretion) or due to such employee’s death, disability or voluntary resignation, or, except as otherwise provide by applicable Law;

(u) take, or agree to or commit to take, any action that would cause, or fail to take any action that would prevent, the failure of (i) any of the representations and warranties in Article III to be true and correct as if made and restated during the period after the date hereof through and including the Closing Date or (ii) any of the conditions to the Closing set forth in Article VI to be satisfied; or

(v) enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

Notwithstanding the foregoing Sections 5.1 (a) through (v), Seller and Company may take the actions contemplated in Section 5.5 without notice to or consent of Purchaser.

Section 5.2. Access. Seller shall and shall cause the Company and its Subsidiaries prior to the Closing to (a) give Purchaser and its authorized representatives, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of or related to the Business, (b) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request and (c) cause the officers of the Business and the Company and the Material Company Subsidiaries to furnish Purchaser with such unaudited financial and operating data and other information with respect to the Business and the business and properties of the Company as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request and provide to Purchaser, whether or not requested, copies of all monthly and quarterly financial reports about the Business that are distributed to officers or directors of the Company or Seller; provided, however, that any such access shall be conducted at a reasonable time and not interfere with the normal operations of the business of Seller or the Company. Any information obtained by Purchaser pursuant to this Section 5.2 shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 5.3. Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, Seller shall prepare the Proxy Statement, and within no more than 10 days after the date hereof and after consulting with Purchaser and giving Purchaser at least three Business Days to review and comment (and the Seller shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by Purchaser), Seller shall file the preliminary Proxy Statement with the SEC. Seller shall thereafter use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the stockholders of Seller as promptly as practicable after the date of this Agreement. Seller shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Purchaser prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement, and shall provide Purchaser with copies of all correspondence between Seller and its representatives, on the one hand, and the SEC and its staff, on the other hand relating to the Proxy Statement. If at any time prior to the Closing any information in the Proxy Statement should be discovered by Seller which should be set forth in an amendment or supplement to the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Seller shall promptly notify Purchaser and, to the extent required by Law, file with the SEC and mail to its stockholders an appropriate amendment or supplement describing such information.

(b) Seller shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining Stockholder Approval. Subject to Section 5.4, Seller shall, through its Board of Directors, recommend to its stockholders approval of this Agreement and include such recommendation in the Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement has been terminated in accordance with Section 7.1: (i) Seller shall be required to hold the Stockholders Meeting even if its Board of Directors has adopted an Adverse Recommendation Change, and (ii) Seller shall not change the record date for, postpone or adjourn the Stockholders Meeting without the prior written consent of the Purchaser.  Unless the Seller’s Board of Directors shall have effected an Adverse Recommendation Change, the Seller shall use reasonable best efforts to solicit proxies in favor of the approval of this Agreement.  Seller shall ensure that all proxies solicited in connection with the Stockholders Meeting are solicited in compliance with all applicable Laws.

Section 5.4. No Solicitation.

(a) Seller shall not, and shall cause its Subsidiaries respective directors, officers and employees and each investment banker, financial advisor, attorney, accountant and each other advisor, agent or representative retained by or acting at the direction of Seller in connection with the transactions contemplated by this Agreement (collectively, “Representatives”) to not, directly or indirectly: (i) solicit, initiate, facilitate or knowingly encourage any Takeover Proposal or any inquiry that constitutes or would reasonably be likely to lead to a Takeover Proposal; (ii) other than to inform such third party of the provisions of this Section 5.4, participate in any discussions or negotiations regarding any Takeover Proposal or any inquiry that constitutes or would reasonably be likely to lead to a Takeover Proposal, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any action to knowingly facilitate any proposal that constitutes or would reasonably be expected to lead to any Takeover Proposal, or requires Seller to abandon, terminate or fail to consummate the transactions contemplated by this Agreement; or (iii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement or understanding (whether oral or written, binding or nonbinding) relating to, or that would reasonably be expected to lead to, any Takeover Proposal. Notwithstanding the foregoing, prior to Stockholder Approval, if the Board of Directors of Seller determines, after consultation with outside counsel, in good faith by resolution duly adopted that an unsolicited written Takeover Proposal received after the date hereof other than in breach of this Section 5.4 constitutes or is reasonably likely to lead to a Superior Proposal and that it is reasonably necessary to take such action to comply with its fiduciary duties to the stockholders of Seller under applicable Law, then Seller, after giving Purchaser prompt written notice of such determination (and in any event no later than 48 hours after such determination), may (A) furnish any information with respect to Seller and the Company to the Person (and its Representatives) making such Takeover Proposal pursuant to a confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided, however, all such information provided or furnished to such Person has been provided or furnished previously to Purchaser or is provided or furnished to Purchaser concurrently with it being provided or furnished to such Person and (B) participate in discussions and negotiations with such Person (and its Representatives) regarding a Takeover Proposal.

(b) In the event Seller receives a Takeover Proposal or request for information or inquiry that relates to or would be reasonably likely to lead to a Takeover Proposal, Seller shall promptly (within 48 hours) provide Purchaser with a copy (if in writing) and summary of the material terms and conditions of such Takeover Proposal, request or inquiry and the identity of the Person (and its equity investors, if known by Seller) making such Takeover Proposal, request or inquiry, and shall keep Purchaser reasonably informed of the status of any financial or other material modifications to such Takeover Proposal, request or inquiry, including by conveying a copy of all such modifications that are in writing, promptly (within 48 hours) of any of Seller’s officers’, directors’ or financial advisors’ receipt thereof.

(c) Except as expressly permitted by this Section 5.4(c), the Board of Directors of Seller or any committee thereof shall not and shall not publicly propose to (i)(A) withdraw or modify, in a manner adverse to Purchaser, the approval of this Agreement or the recommendation by such Board of Directors or committee that stockholders of Seller approve this Agreement (the “Board Recommendation”), (B) recommend to the stockholders of Seller, or approve or adopt, a Takeover Proposal or (C) in the event that any Takeover Proposal is publicly announced or any Person commences a tender offer or exchange offer for any outstanding shares of common stock of Seller, fail to issue a press release that reaffirms the Board Recommendation and, in the case of a tender offer or exchange offer, recommend against acceptance of such tender offer or exchange offer by Seller stockholders, in each case within 10 Business Days of such announcement or commencement (for the avoidance of doubt, the taking of no position by the Board of Directors of Seller in respect of the acceptance of any tender offer or exchange offer by its stockholders shall constitute a failure to recommend against any such offer) (any action, publicly proposed action or inaction described in this clause (i) being referred to as an “Adverse Recommendation Change”); or (ii) enter into, approve or authorize Seller or the Company to enter into any letter of intent, memorandum of understanding, or any merger, acquisition, option, joint venture, partnership or similar agreement (whether oral or written, binding or nonbinding) with respect to any Takeover Proposal (other than a confidentiality agreement, subject to the requirements set forth in Section 5.4(a)) (each, an “Acquisition Agreement”). Notwithstanding the foregoing, (x) the Board of Directors of Seller may, subject to compliance with this Section 5.4, withdraw or modify the Board Recommendation if such Board determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law or (y) if the Board of Directors of Seller receives a Takeover Proposal that such Board determines, in good faith by resolution duly adopted, constitutes a Superior Proposal, Seller or the Company may, subject to compliance with this Section 5.4, enter into a definitive written Acquisition Agreement with respect to such Superior Proposal if such Board determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law and concurrently with entering into such Acquisition Agreement terminates this Agreement pursuant to Section 7.1(d)(ii). If Seller desires to enter into such a Acquisition Agreement with respect to a Takeover Proposal or to make an Adverse Recommendation Change, it shall give Purchaser written notice (an “Adverse Recommendation Notice”) containing a description of the material terms of such Takeover Proposal or any other basis for an Adverse Recommendation Change, the most current version of any Acquisition Agreement relating to the Superior Proposal, if any, any other information required by Section 5.4(b) and, if applicable, advising Purchaser that the Board of Directors of Seller has determined that such Takeover Proposal is a Superior Proposal, that such Board has determined (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law and that the Board intends to enter into a definitive written Acquisition Agreement with respect to such Superior Proposal. Seller may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) only if during the five Business Day period following Purchaser’s receipt of the Adverse Recommendation Notice (it being understood and agreed that the Seller shall provide notice to Purchaser of any material amendment to the terms of any such Superior Proposal and such five Business Day notice period shall be extended such that five Business Days remain in the notice period from the time the Purchaser is notified of the amendment), (i) the Seller shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Purchaser in making adjustments to the terms and conditions of this Agreement as would enable the Seller to proceed with the transactions contemplated by this Agreement and the other transactions contemplated by this Agreement, and (ii) the Seller’s Board of Directors shall have determined in good faith, after the end of such five Business Day period (as so extended, if applicable), after considering the results of any such negotiations and the revised proposals made by Purchaser, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal.

(d) For purposes of this Agreement:

(i) “Takeover Proposal” means, other than a transaction between Seller and Purchaser, any proposal or offer, whether or not conditional, whether or not binding, and whether or not written, from any Person (other than Purchaser and its Affiliates) relating to any direct or indirect (A) acquisition of substantially all of the assets of Seller (including securities of the Company), (B) acquisition of substantially all of the assets of the Company, (C) acquisition of more than 50% of the outstanding shares of common stock of Seller or of the Shares, voting power of Seller or the Company or any class of equity securities of Seller or the Company, (D) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 50% of the outstanding shares of common stock of Seller or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller or the Company.

(ii)  “Superior Proposal” means a bona fide written Takeover Proposal made by a third party, and which is otherwise on terms and conditions which the Board of Directors of Seller determines in its good faith judgment and by resolution duly adopted (after consultation with outside counsel and its financial advisors and in light of all relevant circumstances that the Board of Directors deems relevant, including all the terms and conditions of such proposal and this Agreement and the timing and certainty of consummation) to be more favorable to Seller’s stockholders from a financial point of view than the terms set forth in this Agreement or the terms of any other proposal made by Purchaser after Purchaser’s receipt of an Adverse Recommendation Notice, and which the Board of Directors of Seller determines in good faith is reasonably capable of being consummated on the terms so proposed, taking into account any financing and approval requirements, timing of such consummation and all financial, regulatory, legal and other aspects of such proposal that the Board of Directors deems relevant.

(e) Nothing in this Section 5.4 shall prohibit the Board of Directors of Seller from taking and disclosing to Seller’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside counsel, that there is a reasonable likelihood that failure to so disclose such position would constitute a violation of applicable Law and it understood and agreed that, for purposes of this Agreement, any “stop, look and listen” communication by the Board of Directors to the stockholders of Seller pursuant to Rule 14d-9(f) of the Exchange Act or any similar communication to the stockholders shall not constitute an Adverse Recommendation Change; provided, however, in no event will Seller, the Board of Directors of Seller or any committee thereof (A) recommend that the stockholders of Seller tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Takeover Proposal) or (B) engage in an Adverse Recommendation Change, in each case other than in accordance with Section 5.4(c).

Section 5.5. Pre-Closing Transfers. On or prior to the Closing, Seller shall cause the Company to transfer all Excluded Assets and Excluded Liabilities (including, without limitation, the Excluded Assets and Excluded Liabilities listed on Schedule 5.5) of the Company to a Person that is not the Company or a Subsidiary of the Company, without any liability or obligation (including, without limitation, any indemnification obligations) of the Purchaser, or the Company or its Subsidiaries at or after the Closing in respect of such transfer or Excluded Liabilities.  On or prior to the Closing, Seller shall transfer any assets held by it or any of its Affiliates (other than the Company and its Subsidiaries) used in the Business (including, without limitation, the assets listed on Schedule 5.5) to the Company or a Material Company Subsidiary.

Section 5.6. Indebtedness.

(a) With respect to each item of Indebtedness (other than Assumed Debt) that would exist with respect to the Company and its Subsidiaries as of the Closing or immediately thereafter, Seller shall deliver, at least five Business Days prior to the Closing Date, executed payoff letters or final invoices, as applicable, from each lender, creditor, noteholder or other counterparty to whom such obligation is owing (whether or not then due and payable), in each case (A) that sets forth the amount to be paid on the Closing Date, together with wire transfer instructions, (B) evidencing that the payment of such amount would result in the full repayment, satisfaction, release, and discharge of all current and future obligations of the Company or its Subsidiaries (and, in the case of hedging, swap or similar agreements, the complete unwind and settlement of such arrangements) in respect of such item (except obligations for indemnification and reimbursement that expressly survive repayment in full) and of all current and future Encumbrances relating to such item and (C) contemplating the delivery of UCC-3 termination statements and mortgage releases that when filed or recorded, as the case may be, will be sufficient to release any and all Encumbrances relating to such item. Seller shall arrange for delivery of all such UCC-3 termination statements and mortgage releases, if any, at the Closing.  Prior to the Closing, Seller and Purchaser shall use reasonable commercial efforts to ensure that all Indebtedness of the Company or its Subsidiaries can be (i) paid by the Purchaser for the benefit of the Company and its Subsidiaries at Closing, (ii) remain unpaid as a portion of the Assumed Debt, or (iii) be assigned to the Seller or an Affiliate of the Seller (other than the Company or its Subsidiaries) as part of the Excluded Liabilities.  Notwithstanding the foregoing, Purchaser may require in a written notice provided to Seller not less than five days prior to Closing, to treat any such Indebtedness not assigned to Seller or an Affiliate of the Seller pursuant to clause (iii) as a portion of the Payoff Amount or a portion of the Assumed Debt, but in all cases subject to the limitation set forth in the definition of Assumed Debt; provided, that Seller may require that any such Assumed Debt proposed in the notice be included in the Payoff Amount if Seller does not receive, prior to Closing, such written releases and documentation satisfactory to Seller in its sole discretion that all obligations and guaranties of Seller related to such proposed Assumed Debt are released and extinguished prior to or as of Closing.

(b) Seller and Purchaser agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to release all guarantees provided by Seller for Assumed Debt, provided that nothing in this Section 5.6(b) shall require Purchaser to, or to cause any of its Subsidiaries to (i) provide any non-public information concerning its or its Subsidiaries’ operations to any other party hereto, (ii) make or agree to make any out-of-pocket payment, or (iii) agree to any additional financial obligation including a substitution of such guarantees.

Section 5.7. Efforts and Actions to Cause Closing to Occur.

(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Closing as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, (ii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Closing, and (iii) causing to be lifted or rescinded any ruling, Order or other action of any Governmental Entity adversely affecting the ability of the parties to consummate the Closing; provided, however, that, without Purchaser’s consent, Seller shall not enter into any settlement with holders or purported holders of any securities or rights to acquire securities of Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement unless such settlement does not have any adverse effect on the Business, Purchaser or on Seller’s ability to satisfy its Closing obligations under this Agreement. In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b) If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(c) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or Orders of each applicable Governmental Entity, including, without limitation:

(i) cooperating with each other in connection with filings under the Exchange Act and the rules and regulations promulgated thereunder;

(ii) cooperating with each other in connection with any filings, proceedings or discussions with any Competition Authority;

(iii) furnishing to the other party all information within its possession that is requested by a Competition Authority, in connection with the transactions contemplated by this Agreement;

(iv) promptly notifying each other of any communications from or with any Competition Authority with respect to the transactions contemplated by this Agreement, unless it consults with the other party in advance, and, to the extent permitted by such Competition Authority, gives the other party the opportunity to attend and participate thereat; and

(v) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings or discussions with any Competition Authority, in connection with the transactions contemplated by this Agreement.

(d) Prior to Closing, each party shall, and Seller shall cause the Company to, use commercially reasonable efforts to obtain from any third party that is not a Governmental Entity any consents, licenses, waivers, approvals or authorizations and send any notices, in each case, which are required to be obtained, made or sent in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (the “Third-Party Consents”); provided, however, no material modification of any Contracts or entrance into new Contracts other than in the ordinary course of business consistent with past practice shall be made pursuant to this Section 5.7(d) without the prior written consent of Purchaser.

(e) Notwithstanding the foregoing, this Section 5.7 shall not require Purchaser to, or to cause any of its Subsidiaries to (i) provide any non-public information concerning its or its Subsidiaries’ operations to any other party hereto, or (ii) make or agree to make any out-of-pocket payment other than application fees and other nominal payments.

Section 5.8. Tax Matters.  The following provisions shall govern the allocation of responsibility as between Seller, the Company, and Purchaser for certain Tax matters following the Closing Date:

(a) Tax Indemnification.  Seller shall indemnify the Company and Purchaser and hold them harmless from and against (i) any breach or inaccuracy of any representation or warranty made by Seller in Section 3.19 of this Agreement or the Schedules thereto, (ii) all Taxes of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (a “Pre-Closing Tax Period”), (iii) any and all income or similar Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of the Company) or any Subsidiary of the Company (or any predecessor of such Subsidiary of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iv) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, except, in the case of any of clauses (i), (ii), (iii), or (iv) above, to the extent that any such amount is, or already has been, reflected in the calculation of the Closing Date Net Working Capital.  The provisions of Article VIII apply to any indemnification pursuant to this Section 5.8.

(b) Straddle Period.  In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes for the Pre-Closing Tax Period shall be determined (i) as to income, receipts or similar Taxes, based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and (ii) as to all other Taxes, based on a daily proration.  For purposes of any Taxes determined based on a daily proration basis, the amount of such Taxes allocated to the Pre-Closing Tax Period shall be the full, actual amount of such Taxes multiplied by a fraction the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(c) Tax Returns.

(i) Seller shall prepare and file timely, or cause to be prepared and filed timely, all Tax Returns for the Company and its Subsidiaries that are filed after the Closing Date with respect to a Pre-Closing Period that ends on or before the Closing Date and with respect to periods for which a consolidated, unitary or combined income or similar Tax Return of Seller will include the operations of the Company and its Subsidiaries (each a “Seller Tax Returns”).  All such Seller Tax Returns with respect to the Company and its Subsidiaries shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Tax Law.  Seller shall permit Purchaser to review and comment on each such Seller Tax Return (or the allocable portions of such Seller Tax Returns that include the Company and its Subsidiaries) at least 10 Business Days prior to the filing of such Seller Tax Return.  If such Seller Tax Returns could reasonably be expected to result in an increase in the Company’s Tax liability for the taxable periods (or portions thereof) after the Closing Date, then Seller shall make such revisions to such Tax Returns as Purchaser reasonably requests.

(ii) Purchaser shall prepare and file timely, or cause to be prepared and filed timely, all Tax Returns for the Company and its Subsidiaries other than the Seller Tax Returns that are filed after the Closing Date.  Purchaser shall permit Seller to review and comment on each such Tax Return described in the preceding sentence for which Seller may reasonably be expected to have liability for some or all of the Taxes relating to such Tax Return pursuant to this Agreement at least 10 Business Days prior to the filing of such Tax Return and shall make such revisions to such Tax Return as Seller reasonably requests.  A Tax Return applicable to a Straddle Period shall be prepared on a consistent basis with how the Tax Return has been prepared for prior taxable periods, unless otherwise required by applicable Law.

(iii) Neither Seller, nor Purchaser or the Company, shall amend, without the other parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed, a Tax Return to which this Section 5.8(c) applies.

(iv) If the Seller or the Purchaser cannot agree as to any revisions of a Tax Return to be filed under this Section 5.8(c)(i) or (ii), then at least 5 Business Days prior to the filing date of such Tax Return (including applicable extensions) any disputed item shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by a nationally recognized independent accounting firm chosen by both Purchaser and Seller.  Upon resolution of all disputed items, the relevant Tax Return shall be filed on that basis.  The costs, fees and expenses of such accounting firm shall be borne equally by Purchaser and Seller.

(d) Refunds and Tax Benefits.  Except as described in Section 5.8(j), any Tax refunds that are received by the Company or Purchaser, and any amounts credited against Tax to which the Company or Purchaser becomes entitled, that relate to Pre-Closing Tax Periods shall be for the account of Seller, and Purchaser and/or the Company shall pay to Seller the amount of any such refund or any such credit within fifteen (15) days after receipt or entitlement thereto.

(e) Cooperation on Tax Matters. Seller, the Company, and Purchaser shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns pursuant to this Section 5.8 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Subject to Section 5.12, Seller, the Company, and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Seller, the Company, or Purchaser, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.  Seller, the Company, and Purchaser further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).  Seller, the Company, and Purchaser further agree, upon request, to provide any other Party with all information that may be required to report pursuant to Code § 6043A or the Treasury Regulations promulgated thereunder.

(f) Termination of Existing Tax-Sharing Agreements. Any and all existing Tax-sharing agreements or arrangements, written or oral, between Seller and/or an Affiliate on the one hand and the Company or any Subsidiary of the Company on the other hand shall terminate as of the Closing Date and after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder (whether for the current year, a future year, or a past year).

(g) Transfer Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including, as to any such Taxes, fees, or charges, any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

(h) Amendment of Pre-Closing Tax Returns. Purchaser and the Company agree to not amend any Tax Returns of Seller that were filed prior to the Closing Date unless required by Law or resulting from a challenge by applicable Tax authorities, without the written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(i) Contest Provisions.

(i)  In the event Purchaser receives notice of any pending or threatened Tax audit or assessment or other dispute concerning Taxes with respect to which Seller may incur liability under Section 5.8(a), Purchaser shall notify Seller promptly of such matter in writing, provided that failure of Purchaser to comply with this provision shall not affect Purchaser’s right to indemnification under Section 5.8(a) unless such failure materially adversely affects the ability of Seller to challenge such Tax audits or assessments.

(ii) Seller shall control any Tax audit or administrative or court proceeding relating to any Tax for any taxable period ending on or before the Closing Date, and to employ counsel of its choice at Seller’s expense provided that (x) Purchaser shall have the right to participate (at its own expense) in any such Tax audit or administrative or court proceeding and (y) Seller shall keep Purchaser reasonably informed of the details and status of such Tax audit or administrative or court proceeding (including providing Purchaser with copies of all written correspondence regarding such matter).  Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes with respect to any Tax Return of the Company that adversely would affect the liability for Taxes of Purchaser or the Company for any period beginning on or after the Closing Date without the prior written consent of Purchaser, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be necessary to the extent that Seller indemnifies Purchaser against the effects of such settlement.

(iii) Purchaser shall have the sole right to represent the interests of the Company in any Tax audit or administrative or court proceeding relating to Taxes with respect to taxable periods including (but not ending on) the Closing Date and to employ counsel of its choice at its expense; provided, however, that Purchaser shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes that would create an obligation of Seller to such Tax authority or as indemnity obligation on the part of Seller hereunder, without the prior consent of Seller, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be required to the extent that Purchaser directly pays such additional amounts owed by the Seller, if any, and agrees in writing with Seller not to seek indemnity from the Seller against the effects of such settlement.  Where consent to a settlement is withheld by Seller pursuant to this section, Seller may continue or initiate any further proceedings at its own expense.

(j) Carrybacks.  Seller shall, within 15 days, pay to Purchaser any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of any of the Company and its Subsidiaries into the Seller’s consolidated Tax Return, when such refund (or reduction) is realized by the Seller or a member of the Seller’s Affiliated Group.  At Purchaser’s request, Seller will cooperate with the Company and its Subsidiaries at Purchaser’s expense in obtaining such refund (or reduction), including through the filing of amended Tax Returns or refund claims.  Purchaser agrees to indemnify Seller for any Taxes resulting from the disallowance of such post-acquisition Tax attribute on audit or otherwise.

(k) Indemnification Provisions.  The provisions of Article VIII apply to any indemnification pursuant to this Section 5.8.    All indemnity payments under this Agreement and any adjustment to any payment of the Purchase Price as described in Section 2.2 shall be treated as an adjustment to the Purchase Price paid for the Shares for tax purposes.

(l) Section 338(h)(10).  At Purchaser’s option and sole discretion, Purchaser and Seller shall join in making an election under Code §338(h)(10) (and any corresponding elections under state, local, or non-U.S. tax law) (collectively, a “§338(h)(10) Election”) with respect to the purchase and sale of the stock of the Company and any of its Subsidiaries hereunder.  If the Purchaser elects to have the Seller and Purchaser to join in making a §338(h)(10) Election, Purchaser will timely pay to the Seller (to be forwarded by Seller to the appropriate Governmental Entity) the amount of any increase in Taxes actually payable by Seller (after reducing the amount of such Taxes payable by the amount of any losses, net operating loss carryovers, capital loss carryovers and tax credits available to the Seller) at least 5 Business Days prior to the due date (including any applicable extensions) for filing the Seller's Tax Returns that include the deemed asset sale resulting from the §338(h)(10) Election and Purchaser agrees to indemnify and hold Seller harmless against any Losses resulting from the Purchaser's failure to pay to Seller such Taxes.  The Purchaser and Seller agree that if a §338(h)(10) Election is made, the Purchase Price and the liabilities of the Company and its Subsidiaries will be allocated to the assets of the Company and its Subsidiaries for all purposes (including Tax and financial accounting purposes) as reasonably determined by Purchaser, but in any event in a manner consistent with Code §338 and the Treasury Regulations thereunder.  If a §338(h)(10) Election is made, Purchaser, Seller and the Company and its Subsidiaries shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

Section 5.9. Publicity. The Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statements (including scheduling a press conference or conference call with investors or analysts) with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or Order including as required by the Securities Exchange Act of 1934, as amended, or the applicable rules of the SEC.

Section 5.10. Transition Services. Except as provided in the Transition Services Agreement, all data processing, cash management, accounting, insurance, banking, personnel, legal, communications and other products and services between the Company and its Subsidiaries on the one hand, and Seller or any Affiliates (other than the Company and its Subsidiaries) on the other hand, including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto.

Section 5.11. Intercompany Arrangements. Seller shall arrange, in a manner that has no adverse Tax effects upon the Company or any Subsidiary of the Company, for Intercompany Accounts to be entirely settled effective as of the Closing, without any further liability of any kind on the part of the Company or any Subsidiary of the Company. In addition, except as otherwise expressly contemplated by this Agreement, all agreements and commitments, whether written, oral or otherwise, which are solely between the Company or a Subsidiary of the Company, on the one hand, and Seller and its Affiliates (excluding the Company or a Subsidiary of the Company), on the other hand, shall be terminated and of no further effect, simultaneously with the Closing without any further action or liability of any kind on the part of the Company or any Subsidiary of the Company.

Section 5.12. Books and Records. After the Closing Date, upon any reasonable request from a party hereto or its representatives, the party holding applicable records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law. Such records may be sought under this Section for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, Tax, litigation, federal securities disclosure or other similar needs of the party seeking such records. Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.  On or before the Closing Date, Seller shall be permitted to make and retain a copy of the e-mails and any attachments residing on the Company’s existing server or the digitalangel.com website.  On and after Closing, Seller shall be permitted to utilize such copy of the e-mails and attachments, provided that its use is necessary for (1) concluding Seller's involvement in the Business, (2) complying with Seller's obligations under applicable Law or Seller’s contractual obligations, or (3) continued operation of the Emergency Locator Business or the on-going activities of Seller not related to the Business; provided, further, that such use shall only be permitted to the extent it does not violate the restrictive covenants set forth in Section 5.19 and to the extent Seller complies with the confidentiality provisions of Section 5.17 with respect to such information.

Section 5.13. Insurance Policies.

(a) If (i) the Company would be entitled to the proceeds of a claim made after Closing under an occurrence-based insurance policy held by Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) before Closing and (ii) Purchaser informs Seller in a timely manner of such claim, Seller shall report and pursue such claim.

(b) Notwithstanding anything herein to the contrary, all proceeds paid out under insurance policies of Seller and its Subsidiaries from and after the Closing shall be for the benefit of Purchaser to the extent such proceeds are in respect of the Company or the Business, and Seller shall cause such proceeds to be transferred to Purchaser within thirty (30) Business Days after receipt.

Section 5.14. Bank Accounts. Seller shall provide Purchaser with a complete list of each of the bank accounts of the Company and the authorized signatories for each such account as soon as practicable before the Closing Date. The Seller represents that such bank accounts are the only bank accounts used in the Business.  The parties shall cooperate in connection with the replacement or supplementation of such signatories effective as of the Closing.

Section 5.15. Notices of Certain Events. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Seller shall promptly notify Purchaser of: (a) any change or event that would cause any of the conditions in Article VI of this Agreement not to be satisfied; (b) any event that would constitute a breach or default by Seller of any representation, warranty, agreement or covenant of such Party contained in this Agreement; (including inaccuracies in representations and warranties as if made and restated on and as of a date between the date hereof and Closing); (c) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (d) any Proceeding or investigation commenced or, to the Knowledge of Seller, threatened against, relating to or involving this Agreement or any transaction contemplated hereby or thereby; provided, however, that, (x) no such notice will be deemed to cure any breach or inaccuracy of any representation or warranty made pursuant to this Agreement or limit any rights or remedies and (y) no such notice will relieve any party of any obligation or liability under this Agreement.

Section 5.16. Further Assurances.

(a) From and after the Closing, each of Seller and Purchaser shall furnish or cause to be furnished to the other party and its employees, counsel, auditors and other representatives such information and assistance relating to the Company (to the extent within the control of such other party) as is reasonably necessary for financial reporting and accounting matters of the other party, including the furnishing of such documentation and information relating to the Company as may be reasonably requested in connection with the preparation of reports, accounts and other documents and materials to be filed with or submitted to the SEC or any stock exchange. In order to facilitate the resolution of any claims made against or incurred by Seller, for a period of six years following the Closing, Purchaser shall provide Seller and its Representatives reasonable access (for the purposes of examining and copying at the sole cost and expense of Seller), during normal business hours and on at least two (2) Business Days’ prior written notice, to those portions of the books and records of the Business kept by Purchaser solely with respect to periods prior to the Closing Date.  Subject to Seller’s discretion to destroy pre-Closing records as set forth in Section 5.12, for a period of six years following the Closing, Seller shall provide Purchaser and its Representatives reasonable access (for the purposes of examining and copying at the sole cost and expense of Purchaser), during normal business hours and on at least two (2) Business Days’ prior written notice, to those portions of the books and records related to the Company in Seller’s possession solely with respect to periods prior to the Closing Date. Any information obtained by either party pursuant to this Section 5.16(a) shall be subject to the terms and conditions of the Confidentiality Agreement.

(b) At any time and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time.

Section 5.17. Confidentiality. Seller shall, and shall cause its Affiliates and its and their respective agents, representatives, employees, officers and directors to, from and after the Closing Date: (a) treat and hold as confidential all (and not disclose or provide any third party access to any) information relating to Trade Secrets and all other confidential or proprietary information of the Company and the Business (collectively, “Confidential Information”), (b) in the event that Seller, any of its Affiliates or any of its or their respective agents, representatives, employees, officers or directors becomes legally compelled to disclose any such information, provide Purchaser with prompt written notice of such requirement (to the extent legally permissible) so that Purchaser may seek (at Purchaser’s cost) a protective order or other remedy or waive compliance with this Section 5.17, and (c) in the event that such protective order or other remedy is not obtained, or Purchaser waives compliance with this Section 5.17, furnish only that portion of such Confidential Information that is legally required to be provided and cooperate with Purchaser (at Purchaser’s cost) to obtain assurances that confidential treatment will be accorded such Confidential Information; provided, however, that this Section 5.17 shall not apply to any information that, at the time of disclosure, (i) is available publicly or otherwise known to the public other than as a result of disclosure in breach of this Agreement or (ii) is required to be disclosed by applicable Law (subject to compliance with clauses (b) and (c) of this Section 5.17).

Section 5.18. Non-Competition; Non-Solicitation.  Seller acknowledges that prior to Closing, the Seller had access to confidential and proprietary information of the Business and the agreements and covenants contained in this Section 5.18 are essential to protect the Business.  Accordingly, Seller covenants and agrees as follows:

(a) During the Restricted Period (as defined below), neither Seller nor any of its Affiliates shall, within any Territory (as defined below), directly or indirectly:

(i) (A) engage or invest in, or own, control, manage or participate in the ownership, control or management of any Person that engages in the Restricted Business (a “Competitor”); (B) render any services related to the Restricted Business to, any Person, entity or enterprise, which Person, entity or enterprise is that a Competitor; or (C) become associated with any Competitor in any capacity, including, without limitation, as a shareholder, manager, consultant, lessor or developer; or

(ii) (A) solicit, divert or take away, or accept any business relating to the Restricted Business (or help any other Person, entity or enterprise to solicit, divert, take-away or accept any such business) from any Person, entity or enterprise who, during the two year period ending on the Closing Date, is or was a customer or supplier of any of the Business, or who, to the Knowledge of the Seller, during the Restricted Period becomes a customer or supplier of the Company or any Material Company Subsidiary or (B) actively cause any customer, referral source, supplier or other business relation to curtail doing business with the Company or any Material Company Subsidiary.

(b) During the Restricted Period, neither Seller nor any of its Affiliates shall, directly or indirectly or by assisting others, (i) solicit for hire or otherwise attempt to hire any individual who within a twelve (12) month period of such hiring or solicitation served as an officer, employee, consultant or advisor of the Business and to whom the Seller, the Company or any Material Company Subsidiary paid aggregate compensation during the most recently completed fiscal year of the Seller in excess of $50,000 or (ii) encourage or attempt to induce any such officer, employee, consultant or advisor to terminate such Person’s or entity’s relationship with the Business or to work for any business other than the Business, whether or not a Competitor of the Business and whether or not under contract with the Company or any Material Company Subsidiary, or at will.  Notwithstanding the foregoing portion of this Section 5.18(b), Seller and its Affiliates may employ, contract with, engage and use the services of Joseph J. Grillo, Parke Hess, Patricia Petersen and Jason Prescott unless such individual remained employed by Company through and after the Closing.  Additionally, Seller and its Affiliates may employ, contract with, engage and use the services of all members of Seller’s Board of Directors and Seller’s legal, accounting and professional advisors after Closing.

(c) As used herein, the term “Restricted Period” shall mean in the period commencing on the Closing Date and ending on the expiration of three years following the Closing Date.  If Seller breaches any agreement or covenant contained in Section 5.18 hereof, the Restricted Period for purposes of Section 5.18 shall be extended for an additional period equal to the period during which such breach occurred and continued.  The Seller acknowledges that the Company and the Material Company Subsidiaries have operations in, sell their products, and/or otherwise conduct the Business throughout the United States of America, Canada, South America, Asia, Australia, New Zealand and Europe.  As used herein, the term “Territory” shall mean the United States of America, Canada, South America, Asia, Australia, New Zealand and Europe.  As used herein, the term “Restricted Business” shall mean the business of developing, manufacturing, distributing and selling RFID and visual identification tags, readers and related software for animals, including cattle, livestock, swine, horses, sheep, goats, deer, llamas, companion animals and fish.

(d) The Seller agrees and acknowledges that the duration, scope and geographic area of the covenants described in this Section 5.18 are fair, reasonable and necessary in order to protect the goodwill and other legitimate interests of the Purchaser.  If, however, for any reason any court of competent jurisdiction determines that the restrictions in this Section 5.18 are not reasonable, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 5.18 as will render such restrictions valid and enforceable.

Section 5.19. Non-Compete Agreement.  On the date hereof, Joseph J. Grillo shall execute and deliver the Non-Compete Agreement, which Non-Compete Agreement, by and subject to its terms, shall come into full force and effect on the Closing.

Section 5.20. Qualified Employee Plans.  The Seller, the Company or its ERISA Affiliates, as appropriate, shall amend the Seller’s Qualified Employee Plans and any underlying loan agreements on or before the Closing Date:

(a) to the extent necessary to avoid a default of any loans under the Qualified Employee Plans as a result of the termination of participation of the Company under the Qualified Employee Plans as of the Closing;

(b) to terminate the participation of the Company in the Qualified Employee Plans as of the Closing and to fully vest all Company employees as of the Closing;

(c) to rollover the loan notes and other property in the Qualified Employee Plans to a tax qualified plan of Purchaser (“Buyer Plan”); and

(d) make such other amendments to the Qualified Employee Plans as may be reasonably requested by Purchaser related to or concerning this Agreement and the employees of the Company (collectively the “Amendments”).

Any Amendments shall be subject to review and approval of Purchaser, and the Seller shall provide to Purchaser an executed duplicate original of any such Amendments on the Closing Date and evidence on or before Closing satisfactory to the Seller that any such Amendments have been duly adopted by the Seller through proper corporate action.

In the event that a rollover of assets to a Buyer Plan from the trust of the Seller’s Qualified Employee Plans is reasonably anticipated to trigger liquidation charges, surrender charges, or other material fees to be imposed upon the account of any participant or beneficiary under such Qualified Employee Plan as a result of the transactions contemplated by this Agreement, then the Seller shall reimburse Purchaser or participants, as applicable, for any and all charges and fees that are paid or incurred attributable to accounts of Company employees who receive a rollover distribution from such Qualified Employee Plan.

Section 5.21. Use of Digital Angel Name.  At Closing, the Company shall grant Seller: (i) a non-exclusive, personal, limited, revocable, royalty-free right and license to use the mark DIGITAL ANGEL in the corporate name of Seller through December 31, 2012; and (ii) an exclusive, personal, limited, revocable, royalty-free right and license to use the domain name DIGITALANGEL.COM through December 31, 2012.  The license will contain customary restrictions on use and quality control reasonably satisfactory to the parties.  Additionally, the license shall prohibit Seller from using the DIGITAL ANGEL  mark in connection with marketing products.

ARTICLE VI.
CONDITIONS

Section 6.1. Conditions to Each Party’s Obligation to Effect the Closing. The obligation of each party to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity which prohibits or makes illegal the consummation of the Closing; and there shall be no Order of a court of competent jurisdiction in effect precluding consummation of the Closing.

Section 6.2. Conditions to Obligations of Purchaser to Effect the Closing. The obligation of Purchaser to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) The representations and warranties of Seller set forth in Article III shall be true and correct in all material respects (provided that any materiality qualifications already included in such representations and warranties shall be read out for purposes of this Section 6.2(a)) as of the Closing Date as if made on the Closing Date (except that representations and warranties that refer specifically to an earlier date must be true and correct as of such earlier date).  Notwithstanding the above, the Fundamental Representations shall be true and correct (without giving effect to materiality qualifications already included in such representations and warranties) as of the Closing Date as if made on the Closing Date (except that representations and warranties that refer specifically to an earlier date must be true and correct as of such earlier date)

(b) Seller shall have performed and complied with, in all material respects, all covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c) Purchaser shall have received a certificate signed by a senior officer of Seller to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied.

(d) Seller shall have delivered to Purchaser all of the items specified to be delivered by Seller in Section 2.1(c).

(e) Seller shall not have (i) applied for, consented to, or suffered to exist the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or other fiduciary of itself or of all or a substantial part of its property, (ii) made a general assignment for the benefit of creditors, (iii) commenced a voluntary case under any state or federal bankruptcy laws (as now or hereafter in effect), (iv) been adjudicated a bankrupt or insolvent, (v) filed a petition seeking to take advantage of any other law providing for the relief of debtors, (vi) acquiesced to, or failed to have dismissed, within thirty (30) days, any petition filed against it in any involuntary case under such bankruptcy laws, or (vii) taken any action for the purpose of effecting any of the foregoing.

(f) No Material Adverse Effect shall have occurred since the date this Agreement was signed.

(g) Seller and Company shall have (i) transferred all of the Excluded Assets and Excluded Liabilities to a Person that is not the Company or a Subsidiary of the Company, and (ii) transferred all assets of the Business owned by the Seller or its Affiliates (other than the Company and its Subsidiaries) to the Company or a Material Company Subsidiary.

(h) All guaranties made by the Company and its Subsidiaries with respect to Seller’s (or its Subsidiaries’) Indebtedness, and all Intercompany Accounts shall have been terminated and released.

(i) All consents or approvals listed in Schedule 3.4 shall have been obtained by the Seller in form reasonably satisfactory to the Purchaser and Seller.

(j) No Regulatory Restrictions exist as of the Closing Date.

Section 6.3. Conditions to Obligations of Seller to Effect the Closing. The obligations of Seller to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) The representations and warranties of Purchaser set forth in Article IV shall be true and correct in all material respects (provided that any materiality qualifications already included in such representations and warranties shall be read out for purposes of this Section 6.3(a)) as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date).

(b) Purchaser shall have performed and complied with, in all material respects, all covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c) Seller shall have received a certificate signed by an officer of Purchaser to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied.

(d) Purchaser shall have delivered to Seller all of the items specified to be delivered by Purchaser in Section 2.1(b).

ARTICLE VII.
TERMINATION

Section 7.1. Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Stockholder Approval:

(a) by the mutual written consent of Seller and Purchaser; or

(b) by either of Seller or Purchaser, upon written prior notice to the other:

(i) if the Closing shall not have occurred on or before August 4, 2011, (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Closing to have occurred on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; further provided, that in the event of Regulatory Restrictions the Purchaser may request, and Seller shall grant, a one time 30 day extension of the Walk-Away Date;

(ii) if any Law or Order having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; or

(iii) if Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) by Purchaser, upon prior written notice to Seller:

(i) if Seller shall have materially breached or failed to perform in all material respects any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (y) cannot be cured by Seller or, if curable, is not cured by the Walk-Away Date, provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Purchaser is then in material breach of any of its covenants or agreements contained in this Agreement;

(ii) if Seller’s Board of Directors has adopted an Adverse Recommendation Change;

(iii) if any of the conditions set forth in Section 6.1 or 6.2 shall have become incapable of satisfaction before the Walk-Away Date; provided that a breach by Purchaser is not the cause thereof; or

(iv) if a Material Adverse Effect shall have occurred.

(d) by Seller, upon prior written notice to Purchaser:

(i) if Purchaser shall have materially breached or failed to perform in all material respects any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Sections 6.3(a) or (b) and (y) cannot be cured by Purchaser or, if curable, is not cured by the Walk-Away Date, provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Seller is then in material breach of any of its covenants or agreements contained in this Agreement;

(ii) if Seller (A) has complied with its obligations under Sections 5.3 and 5.4, and (B) is in compliance with Section 5.4, concurrently enters into a definitive written Acquisition Agreement providing for a Superior Proposal; provided, however, Seller may not terminate this Agreement pursuant to this Section 7.1(d)(ii) until at least five Business Days have passed since the date of the most recent Adverse Recommendation Notice;

(iii) if any of the conditions set forth in Sections 6.1 or 6.3 shall have become incapable of satisfaction before the Walk-Away Date; provided that a breach by Seller is not the cause thereof; or

(iv) if Regulatory Restrictions affirmatively enjoining or otherwise prohibiting the Closing have been imposed.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.17, 7.2 and 7.3, and Article X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or Seller except (i) as provided in Section 7.3, (ii) as set forth in Section 5.17, and (iii) nothing shall relieve any party from liability for fraud or any willful or intentional breach of this Agreement.

Section 7.3. Termination Fees.

(a) Paid by Seller.

(i) In the event that this Agreement is properly terminated by Purchaser pursuant to Section 7.1(c)(i), (ii) or (iv) Seller shall promptly pay to Purchaser $500,000.

(ii) In the event that this Agreement is terminated by Seller pursuant to Section 7.1(d)(ii), Seller shall promptly pay to Purchaser $1,000,000.

(b) Paid by Purchaser.

(i) In the event that this Agreement is properly terminated by Seller pursuant to Section 7.1(d)(i) or (iv) Purchaser shall promptly pay to Seller $750,000, provided Seller is not in material breach of any of its covenants or agreements contained in this Agreement.

(ii) In the event that this Agreement is terminated by either party pursuant to

Section 7.1(b)(i) due to the existence of Regulatory Restrictions, then Purchaser shall promptly pay to Seller $750,000; provided, however, Purchaser shall not have to pay such fee unless (A) the Walk-Away Date has occurred (and, for avoidance of doubt, Seller shall have extended the Walk-Away Date by 30 days as per Section 7.1(b)(i)), (B) the Stockholder Approval has been received, and (C) Seller is not in material breach of any of its covenants or agreements contained in this Agreement.

(c) For the avoidance of doubt, neither party will be required to pay more than one termination fee.

(d) Each of Seller and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the Agreement. Following termination of this Agreement, amounts paid pursuant to this Section 7.3 shall constitute, for the party receiving the fee, such party’s sole and exclusive remedy following such termination (other than as provided in Section 7.2 above).

ARTICLE VIII.
INDEMNIFICATION

Section 8.1. Indemnification; Remedies.

(a) Seller’s Indemnification Obligations.  Seller shall indemnify, defend and hold harmless Purchaser, the Company (after Closing), the respective Affiliates of each of the foregoing, and the respective officers, directors, employees and agents of each of the foregoing (“Purchaser Indemnified Persons”) from and against any and all Losses arising out of or relating to:

(i) any breach or inaccuracy of any of the representations and warranties of Seller contained in this Agreement by virtue of such breach or inaccuracy on and as of the Closing Date with the same effect as though made on such date or, in the case of any representation or warranty that speaks as of a specific date or time, on and as of such specific date or time;

(ii) any breach by Seller of its covenants or obligations contained in this Agreement;

(iii)  (A) any Excluded Liabilities, or (B) any claims or threatened claims of any kind against Purchaser or the Company by any holders or purported holders of any securities or rights to acquire securities of Seller or the Company in connection with the transactions contemplated by this Agreement, including without limitation claims alleging violation of fiduciary duties or securities laws or related to appraisal or dissenters’ rights;

(iv) any Taxes that are payable by Seller pursuant to Section 5.8 (except to the extent that the amount of such Taxes is, or already has been, reflected in the Financial Statements and in the calculation of the Closing Date Net Working Capital;

(b) Limitations on Seller’s Indemnification.  Seller’s indemnification obligation under Section 8.1(a)(i) shall be subject to each of the following limitations:

(i) with respect to indemnification under Section 8.1(a)(i), such obligation to indemnify shall terminate on the 18-month anniversary of the Closing Date (the “Cut-Off Date”) unless before such date Purchaser has provided Seller with an applicable Claim Notice, provided that (x) the representations and warranties in Sections 3.2 (Authorization), 3.3 (Execution; Validity of Agreement), 3.5 (Ownership of Shares), 3.6 (Capitalization), 3.7 (but excluding 3.7(b)) (Subsidiaries), 3.10(b) (Title to Assets), 3.21(f) (WARN Act), 3.30 (Brokers or Finders) and  3.31 (No Retained Assets) (the foregoing, collectively, the “Fundamental Representations”) shall survive the Closing indefinitely and (y) the representations and warranties in Section 3.19 (Tax Matters) and Section 3.16 (Environmental Matters) shall survive until 30 days after the expiration of the relevant statute of limitations;

(ii) there shall be no obligation to indemnify under Section 8.1(a)(i) for any Losses for which Seller, but for this Section 8.1(b)(ii), would be liable in excess of $4,000,000 in the aggregate, provided, however, that that the limitation on indemnification set forth in this Section 8.1(b)(ii) shall not apply to any Losses arising out of or relating to breaches or inaccuracies of the Fundamental Representations or the representations and warranties in Sections 3.16 (Environmental Matters) or 3.19 (Tax Matters); and

(iii) there shall be no obligation to indemnify under Section 8.1(a)(i) until the aggregate amount of all Losses exceeds $250,000, in which event only the first $125,000 of such aggregate amount of all Losses shall not be recoverable and amounts in excess of the first $125,000 shall be recoverable; provided, however, that the limitation on indemnification set forth in this Section 8.1(b)(iv) shall not apply to any Losses arising out of or relating to breaches or inaccuracies of the Fundamental Representations or the representations and warranties in Section 3.16 (Environmental Matters) or 3.19 (Tax Matters).

(c) Purchaser’s Indemnification.  From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates of each of the foregoing and the respective officers, directors, employees and agents of each of the foregoing from and against any and all Losses arising out of or relating to (i) any breach or inaccuracy of any of the representations and warranties of Purchaser contained in this Agreement by virtue of such breach or inaccuracy on and as of the Closing Date with the same effect as though made on such date or, in the case of any representation or warranty that speaks as of a specific date or time, on and as of such specific date or time, or (ii) any breach by Purchaser of its covenants or obligations contained in this Agreement.

(d) Nothing in this Agreement shall prejudice any action by Seller or Purchaser for fraud.

Section 8.2. Notice of Claim; Defense.

(a) If (i) any third-party institutes or asserts any claim, demand, investigation, action or proceeding (each of the foregoing, a “Proceeding”) that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article VIII (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-party Claim (a “Direct Claim”), then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying the nature of such claim and the amount of all related Losses (a “Claim Notice”). The Indemnifying Party shall be relieved of its indemnification obligations under this Article VIII only to the extent that it is materially prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice. No Person shall be liable for any claim for indemnification under Article VIII unless such claim arises prior to the applicable survival period and the applicable Claim Notice is delivered by the Indemnified Party to the Indemnifying Party prior to the expiration of the applicable survival period.

(b) In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Proceeding and shall pay the reasonable fees and expenses of such counsel. The Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Proceeding, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Proceeding and (ii) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party and its counsel in connection with such Proceeding. The Indemnifying Party shall not settle any such Proceeding without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld), unless the terms of such settlement provide for no relief other than the payment of monetary damages that are fully indemnified pursuant to this Article VIII. Notwithstanding the foregoing, if (x) the Indemnifying Party elects not to retain counsel and assume control of such defense, (y) both the Indemnifying Party and any Indemnified Party are or may be parties to or subjects of such Proceeding or conflicts of interests exist between the Indemnifying Party and such Indemnified Party or (z) the Proceeding is reasonably likely to establish a precedential custom or practice that is detrimental to the continuing business interests of the Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Proceeding and assume control of the defense in connection with such Proceeding, and the reasonable fees and expenses of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Proceeding that is entered into without its prior written consent (which shall not be unreasonably withheld or delayed).

(c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives full access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).

Section 8.3. Reductions for Insurance Proceeds and Other Recoveries.  The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any insurance proceeds (net of direct collection expenses) actually received by the Indemnified Party on account of such Loss. Each Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies that such Person reasonably believes cover any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. Any Losses shall be reduced (retroactively or prospectively) by any insurance proceeds, proceeds of subrogation and any indemnity, contribution or other similar payment from third parties actually recovered (net of direct collection expenses). The existence of a claim for monies by an Indemnified Party against an insurer or other third party in respect of any Losses shall not, however, delay any payment otherwise due and owing under this Article VIII. In such event, the Indemnifying Party shall make payment in full to the applicable Indemnified Party of the amount due and owing under this Article VIII against an assignment by the Indemnified Party to the Indemnifying Party of the entire claim for insurance proceeds or against such third party. Notwithstanding any other provisions of this Agreement, the parties intend that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the provisions of this Article VIII or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnified Party has received the payments required by this Article VIII from an Indemnifying Party in respect of any Losses and later receives insurance proceeds or other amounts in respect of such Losses, then the Indemnified Party shall as promptly as practicable pay to the Indemnifying Party a sum equal to the amount of insurance proceeds or other amounts received, net of any costs incurred in connection with such insurance or other third-party recoveries, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Article VIII in respect of such Losses (or if there is more than one Indemnifying Party, the Indemnified Party shall pay each Indemnifying Party its proportionate share, based on the payments received from the Indemnifying Party, of such insurance or other proceeds).

Section 8.4. Rights Under Escrow Agreement. In the event Seller has any liability to any Purchaser Indemnified Person pursuant to Section 8.1(a)(i) for any Losses, the Purchaser Indemnified Person shall receive payment thereof against and to the extent of the balance of the Escrow Amount under the Escrow Agreement and, thereafter, from Seller, subject to the limitations set forth in Section 8.1(b).  In the event Seller has any liability to any Purchaser Indemnified Person pursuant to Sections 8.1(a)(ii), 8.1(a)(iii), 8.1(a)(iv) or for fraud, the Purchaser Indemnified Person shall receive payment thereof, first, against and to the extent of the balance of the Escrow Amount under the Escrow Agreement, and, thereafter, from any other Person from whom Purchaser may be entitled to recover.

Section 8.5. Tax Treatment of Payments. Seller, Purchaser, the Company and their respective Affiliates shall treat any and all payments under this Article VIII as an adjustment to the Purchase Price for Tax purposes.

Section 8.6. Change in Control Payments. Notwithstanding anything in this Agreement to the contrary, Seller shall retain all liability with respect to, and shall indemnify and hold harmless Purchaser, the Company, and their respective Affiliates, for any change in control payment, transaction bonus, retention bonus or similar payment to which any director, employee or former employee of the Company may be entitled in connection with the transactions contemplated by this Agreement, whether contingent or otherwise (collectively, “Change in Control Payments”).

Section 8.7. Payment of Direct Claims.  A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid within fifteen (15) days after such notice.

ARTICLE IX.
DEFINITIONS AND INTERPRETATION

Section 9.1. Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“Accounting Arbitrator” has the meaning set forth in Section 2.2(c).

“Accounts Receivable” has the meaning set forth in Section 3.25.

“Acquisition Agreement” shall have the meaning set forth in Section 5.4(c).

“Adverse Recommendation Change” shall have the meaning set forth in Section 5.4(c).

“Adverse Recommendation Notice” shall have the meaning set forth in Section 5.4(c).

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or non-U.S. law.

“Agreement” means this Stock Purchase Agreement, together with the Exhibits and Schedules hereto and the Disclosure Schedule.

“Assumed Debt” means any Indebtedness of the Company or its Subsidiaries set forth on Schedule 3.8(b) other than Indebtedness included in the Payoff Amount.  In no event will the aggregate amount of such Indebtedness exceed $5,000,000.

“Audits” shall have the meaning set forth in Section 3.19(d).

“Balance Sheet Date” means the date of the most recent audited balance sheet included in the Financial Statements.

“Board Recommendation” shall have the meaning set forth in Section 5.4(c).

“Business” shall have the meaning set forth in the recitals.

“Business Day” means a day other than Saturday, Sunday or any day on which the principal commercial banks located in the State of Minnesota are authorized or obligated to close under the laws of such state.

“Carve-Out Statements” means the unaudited balance sheet of the Business on a standalone basis as at March 31, 2011 together with the unaudited statements of income and cash flows of the Business on a standalone basis for the three month period ended March 31, 2011, being the equivalent financial statements of the Company adjusted to eliminate the effects of, among other things, the Emergency Locator Business and to include any assets or liabilities of the Business currently held by the Seller.

“Change in Control Payments” shall have the meaning set forth in Section 8.7.

“Claim Notice” shall have the meaning set forth in Section 8.2(a).

“Closing” shall have the meaning set forth in Section 2.1(a).

“Closing Certificate” shall have the meaning set forth in Section 2.2(a).

“Closing Date” means the date on which the Closing occurs.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.2(a).

“Closing Date Net Working Capital” means Current Assets less Current Liabilities as of the Closing Date.

 “Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the recitals.

“Company Predecessor” means any predecessors of the Company as a result of one or more amalgamations or wind-up.

“Company Product” has the meaning set forth in Section 3.28.

“Competition Authority” means any Governmental Entity responsible for enforcement of antitrust or competition law (including the U.S. Federal Trade Commission, Antitrust Division of the U.S. Department of Justice, European Commission, or Office of Fair Trade).

“Competitor” has the meaning set forth in Section 5.18(a)(i).

“Confidential Information” shall have the meaning set forth in Section 5.17.

“Confidentiality Agreement” means the agreement between Company and Purchaser dated June 3, 2009.

“Contract” shall have the meaning set forth in Section 3.4.

“Copyrights” means U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and, if applicable, all registrations and applications to register the same.

“Current Assets” means cash and cash equivalents, Accounts Receivable, prepaid expenses and inventory of the Business.

“Current Liabilities” means the current liabilities of the Business, including accounts payable, customer deposits, deferred revenue, deferred rent, sales taxes payable, accrued withholding taxes, payroll taxes payable and salaries, bonuses payable and any other accrued expenses, but excluding any portion of the Company’s Indebtedness deemed current.

“Cut-Off Date” shall have the meaning set forth in Section 8.1(b)(i).

“Direct Claim” shall have the meaning set forth in Section 8.2(a).

“Disclosure Schedule” means the disclosure schedule of even date herewith delivered by Seller to Purchaser simultaneously with the execution hereof.

“Emergency Locator Business” means the products developed, manufactured, assembled sold and marketed by Signature Industries, Limited, Seller’s majority-owned Subsidiary.

“Employee Plan” means any agreement, contract, plan, fund, program, agreement or arrangement involving direct or indirect compensation (other than ordinary salary and wage payments) or any other employee benefit of any kind, including, but not limited to, each deferred compensation, incentive compensation, bonus, stock purchase, stock option, other equity compensation, employee benefit, supplemental unemployment benefit, severance or termination pay, salary continuation, medical, dental, surgical, disability, hospitalization, life insurance, welfare, profit-sharing, stock bonus, pension, savings, retirement, supplementary retirement, employment, termination, change in control, severance, dependent care, Code Section 125 or other pre-tax benefits, in each case, that has been sponsored, maintained or contributed to or required to be contributed to by the Company, or by any ERISA Affiliate, or to which the Company, or an ERISA Affiliate has been a party or has any liability with respect to, whether written or oral, for the benefit of any director, employee or former employee of the Company or any ERISA Affiliate (or their respective beneficiaries, dependents or spouses).

“Encumbrances” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

“Environmental Laws” means all Laws relating to: (i) protection, preservation or cleanup of the environment or natural resources; (ii) any Release or threatened Release, including, without limitation, control, investigation, study, assessment, testing, monitoring, containment, removal, remediation, cleanup or abatement of such Release or threatened Release; (iii) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Substance, or (iv) health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or Seller has been treated as a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” shall have the meaning set forth in Section 2.1(b)(ii).

“Escrow Agent” shall have the meaning set forth in Section 2.1(b)(ii).

“Escrow Agreement” shall have the meaning set forth in Section 2.1(b)(ii).

“Escrow Amount” shall have the meaning set forth in Section 2.1(b)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means: (i) the shares of capital stock of Signature Industries Limited owned by the Company; (ii) assets related solely to the Emergency Locator Business owned by the Company, if any; and (iii) the shares of capital stock of Timely Technology Corporation, a California corporation, owned by the Company; unless and to the extent any such assets are used in the operation of the Business.

“Excluded Liabilities” means any and all liabilities, whether primary or secondary, known or unknown, accrued or contingent, of any kind or nature, other than liabilities related to the Business. Without limiting the generality of the foregoing, “Excluded Liabilities” shall include any and all liabilities: (i) incurred as a result of the operation of or in connection with the Emergency Locator Business, (ii) of Signature Industries Limited; (iii) of Timely Technology Corporation; and (iv) liabilities and Indebtedness Seller owes to Hillair Capital, LLC (and related purchasers) and the guaranties thereof made by the Company and its Subsidiaries.

“Financial Statements” means (a) the audited consolidated balance sheets of Seller as at December 31, 2010 and December 31, 2009, together with the audited consolidated statements of income and cash flows of Seller for the years ended December 31, 2010 and 2009, (b) the unaudited consolidated balance sheet of Seller as at March 31, 2011 together with the unaudited consolidated statements of income and cash flows of Seller for the three month period ended March 31, 2011, and (c) the Carve-Out Statements.

“Fundamental Representations” shall have the meaning set forth in Section 8.1(b)(i).

“GAAP” means U.S. generally accepted accounting principles, consistently applied throughout the periods presented in accordance with Seller’s accounting policies and practices.

“Governmental Entity” means a foreign or domestic court, arbitral tribunal, administrative agency, commission, governmental or department, regulatory authority, agency, any stock exchange or self-regulatory authority.

“Hazardous Substances” means any substances, materials, wastes or agents that are designated as hazardous or toxic or subject to regulation or liability under Environmental Laws, including without limitation petroleum or any fraction thereof, asbestos, polychlorinated biphenyls, and mold.

“Indebtedness” of any Person means, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures, (iv) all obligations arising out of any financial hedging, swap or similar arrangements, (v) all obligations as lessee that would be required to be capitalized in accordance with GAAP, and (vi) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction.

“Indemnified Party” shall have the meaning set forth in Section 8.2(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.2(a).

“Intellectual Property” means all of the following: Trademarks, Patents, Copyrights, Trade Secrets, Internet domain names and Licenses.

“Intercompany Accounts” means all balances related to indebtedness, including any intercompany indebtedness, loan, guaranty, receivable, payable or other account between Seller and the Company or any Subsidiary of the Company.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of Joseph J. Grillo, Seller’s Chief Executive Officer, Jason Prescott, Seller’s Chief Financial Officer or Parke Hess, Seller’s Chief Operating Officer, and such knowledge that any such person would be deemed to have acquired upon reasonable inquiry of those in the Company and its Subsidiaries with relevant subject matter responsibility.

“Law” shall have the meaning set forth in Section 3.4.

“Leased Real Property” shall have the meaning set forth in Section 3.10(c).

“Licenses” means all licenses and agreements pursuant to which the Company has acquired rights in or to any Intellectual Property, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any Intellectual Property.

“Losses” means any and all damages, losses, actions, Proceedings, causes of action, obligations, liabilities, claims, encumbrances, penalties, demands, assessments, settlements, judgments, costs and expenses, including court costs and reasonable attorneys’ and disbursements and costs of litigation; provided, however, that Losses shall not include punitive damages, treble damages or exemplary damages (except to the extent such damages are awarded in connection with a Third Party Claim for which indemnification is available to an Indemnified Party).

“Material Adverse Effect” means any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial or other condition, or results of operations of the Company or the Business; provided, however, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any event, change, effect, development, condition or occurrence arising from or relating to (i) general business or economic conditions not specific or peculiar to the Company or the Business, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) disruption to financial, banking, or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, that, except to the extent such event, change, effect, development, condition or occurrence described in clauses (i) through (iv) has a disproportionate effect on the Company or the Business when compared to other companies in the industry in which the Company or the Business operates; (b) the taking of any action required by this Agreement or the Related Documents, (c) the announcement or disclosure of the transactions contemplated herein, or (d) the presence of Regulatory Restrictions.

“Material Company Subsidiaries” shall have the meaning set forth in Section 3.7.

“Material Contract” shall have the meaning set forth in Section 3.11(a).

“Material Intellectual Property” shall have the meaning set forth in Section 3.20(a).

“Non-Compete Agreement” means a non-compete agreement entered into between the Purchaser and Joseph J. Grillo on the date hereof in the form attached hereto as Exhibit C.

“Notice of Dispute” shall have the meaning set forth in Section 2.2(b).

“Order” shall have the meaning set forth in Section 3.15.

“Owned Intellectual Property” means Intellectual Property owned by the Company that is material to the Business, excluding Intellectual Property associated with the Emergency Locator Business.

“Owned Real Property” shall have the meaning set forth in Section 3.10(c).

“Patents” means issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and similar statutory rights.

“Payoff Amount” means the aggregate of the amounts of Indebtedness owed to certain Persons by the Company or its Subsidiaries as indicated on the payoff letters delivered by the Seller to the Purchaser in accordance with Section 5.6.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” shall have the meaning set forth in Section 3.17.

“Permitted Encumbrances” shall have the meaning set forth in Section 3.10(b).

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 5.8(a).

“Proceeding” shall have the meaning set forth in Section 8.2(a).

“Proxy Statement” shall have the meaning set forth in Section 3.4.

“Purchase Price” shall have the meaning set forth in Section 1.2(a).

“Purchaser” shall have the meaning set forth in the opening paragraph.

“Purchaser Indemnified Persons” shall have meaning set forth in Section 8.1(a).

“Real Property Lease” has the meaning set forth in Section 3.10(e).

“Related Documents” means the Escrow Agreement and the Transition Services Agreement.

“Related Party” shall have the meaning set forth in Section 3.22.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, of any Hazardous Substances at, in, on, into or onto the environment, including, without limitation, the migration of any Hazardous Substances through or in the environment.

“Regulatory Restrictions” means any one or more of the following: (i) the seeking by a Competition Authority of an Order temporarily or permanently enjoining the Closing, (ii) the imposition of an Order sought in clause (i), (iii) the filing of a complaint (or similar) by any Competition Authority challenging the transactions contemplated in this Agreement as violating competition Laws (including or similar to Section 1 of the Sherman Antitrust Act, Section 7 of the Clayton Act or Section 5 of the Federal Trade Commission Act), (iv) the initiation of a formal or informal investigation by any Competition Authority in connection with the transactions contemplated herein, or (v) any indication (written or oral) from a Competition Authority that it is likely to challenge the transactions contemplated by this Agreement or impose material sanctions on any party upon consummation of the transactions contemplated by this Agreement or, to the extent no such indication has been received from a Competition Authority (after inquiry) and the Stockholder Approval has been obtained, Purchaser has received written advice from its counsel that a significant risk exists that consummation of the transactions contemplated by this Agreement will result in a Competition Authority challenging the transactions or imposing material sanctions on the Purchaser or the Company after Closing.

“Representatives” shall have the meaning set forth in Section 5.4(a).

“Restricted Business” has the meaning set forth in Section 5.18(c).

“Restricted Period” has the meaning set forth in Section 5.18(c).

“Schedule” means an individual section of the Disclosure Schedule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the opening paragraph.

“Seller SEC Documents” has the meaning set forth in Section 3.12.

“Shares” shall have the meaning set forth in Section 3.6.

“Stockholder Approval” shall have the meaning set forth in Section 3.2(d).

“Stockholders Meeting” shall have the meaning set forth in Section 5.3(b).

“Straddle Period” shall have the meaning set forth in Section 5.8(b).

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

“Superior Proposal” shall have the meaning set forth in Section 5.4(d)(ii).

“Takeover Proposal” shall have the meaning set forth in Section 5.4(d)(i).

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, net worth, capital, license, payroll, estimated, employment, excise, severance, stamp, business and occupation, premium, windfall profits, environmental, capital stock, franchise, profits, margin, gross margin, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, customs duties, value added, alternative or add-on minimum tax, estimated or any other taxes of any kind imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnity or otherwise assume or succeed to the Tax liability of any other Person (other than pursuant to this Agreement).

 “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” has the meaning set forth in Section 5.18(c).

“Third-Party Claim” shall have the meaning set forth in Section 8.2(a).

“Third-Party Consents” shall have the meaning set forth in Section 5.7(d).

“Title IV Employee Plan” means an Employee Plan that has been subject to Section 302, Section 303 or Title IV of ERISA or Section 412 or Section 430 of the Code.

“Trademarks” means U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

“Trade Secrets” means all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information and industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, technical information and trade secrets.

“Transition Services Agreement” means the agreement for transition services to be provided by the Company to Seller after Closing substantially in the form attached hereto as Exhibit D.

“U.S.” means the United States of America.

“U.S. Dollar” or “$” means the lawful currency of the United States of America.

“Walk-Away Date” shall have the meaning set forth in Section 7.1(b)(i).

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

Section 9.2. Interpretation.

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) A reference herein to any other agreement or document shall be to such agreement or document as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time in accordance with its terms and, to the extent applicable, the terms of this Agreement, and shall include all annexes, exhibits, schedules and other documents or agreements attached thereto.

(h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(i) All payments and adjustments under this Agreement shall be made in U.S. Dollars.

ARTICLE X.
MISCELLANEOUS

Section 10.1. Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Closing shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement.

Section 10.2. Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 10.3. Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given: (1) on the date of delivery, if personally delivered, (2) on the day of receipt, if delivered by a nationally recognized next-day courier service, or (3) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Purchaser, to:

Allflex USA, Inc.
P.O. Box 612266
DFW Airport, TX  75261
Attention:  Harold B. Kernodle
Telecopy: (972) 456-3882

with a copy which shall not constitute notice to:

Hunton & Williams LLP
1445 Ross Avenue
Suite 3700
Dallas, TX 75202
Attention:  T. Allen McConnell, Esq.
Telecopy: (214) 740-7147

and if to Seller, to:

Digital Angel Corporation
490 Villaume Avenue
South St. Paul, MN 55075
Facsimile No.: (651) 455-0217
Telephone No.: (651) 455-1621
Attention: Chief Executive Officer

with a copy which shall not constitute to:

Winthrop & Weinstine, P.A.
Capella Tower, Suite 3500
225 South Sixth Street
Minneapolis, MN 55402
Facsimile No.: (612) 604-6929
Telephone No.: (621) 604-6400
Attention: Philip T. Colton, Esq.
Email: pcolton@winthrop.com

Section 10.4. Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties. Any signature page of any such counterpart, or any electronic facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any telecopy or other facsimile transmission of any signature shall be deemed an original and shall bind such party.

Section 10.5. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with and the Related Documents (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder (except that the Purchaser Indemnified Persons are intended to be third party beneficiaries of Article VIII hereof); provided that this Agreement shall not supersede or in any way modify the terms of the Confidentiality Agreement.

Section 10.6. Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.7. Governing Law.  This Agreement and the transactions contemplated herein, and all disputes, claims, or controversies between the parties under or, except to the extent governing law is expressly set forth in a Related Document, related to this Agreement or the facts and circumstances leading to its execution or performance, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.8. Jurisdiction. Each of the parties irrevocably submits itself to the non-exclusive personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any action, suit or proceeding arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or any facts and circumstances leading to its or their execution or performance.

Section 10.9. Waiver of Trial by Jury. EACH OF THE PARTIES HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE FACTS OR CIRCUMSTANCES LEADING TO ITS OR THEIR EXECUTION OR PERFORMANCE OR ANY ACTIONS OF ANY OF ANY OTHER PARTY’S AFFILIATES AND REPRESENTATIVES.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE OR AFFILIATE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (3) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.9.

Section 10.10. Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.11. Extension; Waiver. At any time prior to the Closing Date, either party hereto may extend the time for the performance of any of the obligations or other acts of the other party. Any agreement on the part of a party to any such extension shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.12. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by either party (whether by operation of law or otherwise) without the prior written consent of the other party, provided, however, that Purchaser may transfer any of its rights and obligations to any Affiliate of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder. Any transfer of any rights, interests or obligations hereunder in violation of this Section shall be null and void.

Section 10.13. Specific Performance. Each party shall be entitled to equitable relief, including specific performance, in the event of any breach or threatened breach of this Agreement.

[Signature Page Follows]

5966987v10

IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

SELLER:

DIGITAL ANGEL CORPORATION

By: /s/ Joseph J. Grillo
Its: Chief Executive Officer

PURCHASER:

ALLFLEX USA, INC.

By: /s/ Harold B. Kernodle

Its: Chief Financial Officer

[Signature Page to Stock Purchase Agreement]